Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

Dated as of August 27, 2014

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Section 9.17	Specific Performance	48
Section 9.18	Seller’s Retention of Attorney-client Privilege; Retention of Counsel	48
Section 9.19	Dynacast Guarantee of the Purchaser’s Obligations	49
Section 9.20	Freeport Minerals Guarantee of the Seller’s Obligations	49
Section 9.21	Non-Recourse	49

EXHIBITS

Exhibit 1.2(f)	Form of Transition Services Agreement
Exhibit 1.4(a)(ii)(1)	Specified Customer EBITDA
Exhibit 4.8	Seller Employees
Exhibit 6.4(c)	Required Consents
Exhibit 6.4(f)	Customer Relationships

SCHEDULES

Schedule 2.2(a)	Certain Conflicts
Schedule 2.2(b)	Certain Consents and Approvals
Schedule 2.3	Jurisdictions
Schedule 2.6	Financial Statements
Schedule 2.7	Undisclosed Liabilities Exceptions
Schedule 2.8(a)	Leased Real Property
Schedule 2.8(c)	Equipment Condition
Schedule 2.8(d)	Excluded Personal Property
Schedule 2.8(f)	Inventory
Schedule 2.8(g)	Tangible Personal Property Used But Not Owned or Leased
Schedule 2.9	Contracts
Schedule 2.10(a)	Employment and Consulting Agreements and the Plans
Schedule 2.10(m)	Affirmative Action Program
Schedule 2.11(a)	Company Intellectual Property
Schedule 2.14(a)	Tax Return Extensions
Schedule 2.14(c)	Tax Audits, Examinations, Investigations, Claims, Assessments
Schedule 2.14(d)	Waiver of Statute of Limitations; Tax Assessment Extension
Schedule 2.15	Certain Changes
Schedule 2.16	Insurance
Schedule 2.17	Environmental Matters
Schedule 2.18	Customers and Suppliers

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THIS STOCK PURCHASE AGREEMENT, dated as of the 27th day of August, 2014, is by and among Climax Engineered Materials, LLC, a Colorado limited liability company (the “Seller”), Freeport Minerals Corporation, a Delaware corporation (“Freeport Minerals”), Dynacast LLC, a Delaware limited liability company (the “Purchaser”), and Dynacast International Inc., a Delaware corporation and parent of the Purchaser (“Dynacast”).

WHEREAS, the Seller wishes to sell all of the outstanding shares of capital stock of its wholly-owned subsidiary, Kinetics Climax, Inc., a Delaware corporation (the “Company”), which consists of 100 shares of common stock, par value $0.0001 per share (the “Shares”), to the Purchaser, and the Purchaser is willing to purchase the Shares, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Freeport Minerals will derive significant direct and indirect benefits from the consummation of the transactions contemplated by this Agreement and, as a result, has agreed to guarantee the obligations of Seller under this Agreement; and

WHEREAS, Dynacast will derive significant direct and indirect benefits from the consummation of the transactions contemplated by this Agreement and, as a result, has agreed to guarantee the obligations of Purchaser under this Agreement.

NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties made herein and of the mutual benefits to be derived herefrom, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

SALE AND PURCHASE

Section 1.1 Sale and Purchase of the Shares. Subject to the terms and conditions of this Agreement, at the Closing, the Seller shall sell, and the Purchaser shall purchase, the Shares.

Section 1.2 Closing. Unless this Agreement has been terminated pursuant to Section 9.4, the closing of the sale and purchase of the Shares (the “Closing”) will take place at the offices of Freeport-McMoRan Inc. after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver (to the extent permitted hereunder) of those conditions), no earlier than September 30, 2014, and the parties shall use commercially reasonable efforts to cause the Closing to occur on September 30, 2014. The date on which the Closing occurs in accordance with the preceding sentence is referred to in this Agreement as the “Closing Date.” The transactions contemplated by this Agreement shall be deemed to be effective as of 11:59 p.m. on the Closing Date. At the Closing:

(a) the Seller will deliver, or cause to be delivered, to the Purchaser a certificate representing the Shares, endorsed in blank or accompanied by a stock power in favor of the Purchaser;

(b) the Purchaser will deliver, or cause to be delivered, an amount equal to the Estimated Fixed Purchase Price (as defined in Section 1.3) less the Deposit (as defined in Article VIII), less the Bonus Amount (as defined in Section 5.2(h)) to the Seller by wire transfer of immediately available funds to an account previously designated in writing by the Seller;

(c) each of the Purchaser and the Seller will deliver to the other party the certificates required by Sections 6.3 and 6.4, respectively;

(d) the Purchaser and Dynacast will deliver to the other party certificates of their respective Secretaries, dated as of the Closing Date, certifying as to (A) the incumbency of officers executing, on their behalf, this Agreement and any other documents executed and delivered in connection with the transactions contemplated hereby; and (B) the effectiveness of the resolution(s) of the Purchaser’s manager(s) and Dynacast’s board of directors authorizing this Agreement and the transactions contemplated hereby;

(e) the manager of the Seller will deliver to the Purchaser a certificate of its Secretary or Assistant Secretary, dated as of the Closing Date, certifying as to: (A) the authority of the Persons executing, on its behalf, this Agreement and any other documents executed and delivered in connection with the transactions contemplated hereby; (B) the effectiveness of the resolution(s) of the Seller’s manager authorizing this Agreement and the transactions contemplated hereby; and (C) the effectiveness of the resolution(s) of the Seller’s member authorizing this Agreement and the transactions contemplated hereby;

(f) Seller and Purchaser will deliver a transition services agreement substantially in the form attached as Exhibit 1.2(f) (the “Transition Services Agreement”) executed by each party thereto; and

(g) each of the Seller and the Purchaser will deliver all other instruments, agreements, certificates and documents required to be delivered by such party on or prior to the Closing Date pursuant to this Agreement.

Section 1.3 Purchase Price.

(a) Purchase Price. The purchase price for the Shares (the “Purchase Price”) shall include (i) a Fixed Purchase Price (as defined below) and (ii) a Contingent Purchase Price calculated and payable in accordance with Section 1.4. The “Fixed Purchase Price” shall be an amount equal to the sum of:

(i) $55,000,000 (the “Base Purchase Price”);

(ii) plus or minus, as the case may be, the amount by which the Working Capital as of 11:59 p.m. on the Closing Date (excluding any changes resulting from actions by Purchaser in connection with the Closing) (the “Closing Date Working Capital”) is greater than or less than the Target Working Capital;

(iii) plus, the amount of cash on hand or in deposit accounts and cash equivalents (“Cash”) held by the Company as of 11:59 p.m. on the Closing Date (excluding any changes resulting from actions by Purchaser in connection with the Closing);

(iv) minus, the amount of Debt of the Company that existed as of 11:59 p.m. on the Closing Date and remains outstanding on the Closing Date after giving effect to the various payments made by the Company on or before the Closing Date pursuant to the terms of this Agreement (and excluding any changes resulting from actions by Purchaser in connection with the Closing); and

(v) minus, the amount of any costs incurred by the Company in connection with the transactions contemplated by this Agreement (“Transaction Expenses”) to the extent not paid or reimbursed by the Seller on or before the Closing Date.

(b) Estimated Fixed Purchase Price. At least two (2) Business Days prior to the Closing Date, Seller shall deliver to Purchaser an estimated Closing Date balance sheet, setting forth estimated Closing Date Working Capital and the additional amounts (other than Working Capital) to be included in the calculation of the Fixed Purchase Price in accordance with Section 1.3(a), and a corresponding estimate of the Fixed Purchase Price (the “Estimated Fixed Purchase Price”) (the parties have agreed that Seller may use as the estimates the relevant amounts as of the close of business on the last day of the month immediately preceding the Closing Date).

(c) Procedure for Determining the Fixed Purchase Price.

(i) Within 60 days following the Closing Date, Seller will deliver to Purchaser: (A) a balance sheet of the Company as of 11:59 p.m. on the Closing Date (excluding any changes resulting from actions by Purchaser in connection with the Closing) (the “Proposed Closing Balance Sheet”), which shall be prepared on the basis of the same accounting principles and methods, consistently applied, as those used in the preparation of the Financial Statements (provided that the Proposed Closing Balance Sheet shall give effect to the transactions contemplated by the last paragraph of Section 4.2(a)), and (B) a statement showing the Seller’s calculation of the Fixed Purchase Price (as adjusted pursuant to the foregoing proviso, the “Proposed Closing Statement”).

(ii) The Purchaser shall cause the Company and its employees to assist the Seller in the preparation of the Proposed Closing Balance Sheet and Proposed Closing Statement, and shall provide the Seller and its accountants, counsel or financial advisers with full access at all reasonable times to the personnel, properties, books, contracts, records, schedules, analyses and working papers of the Company for such purpose until the Fixed Purchase Price is finally determined. The Purchaser acknowledges that the Seller shall be responsible for preparing the Proposed Closing Balance Sheet and Proposed Closing Statement. The Proposed Closing Balance Sheet and the Proposed Closing Statement shall become the final Closing Balance Sheet and Closing Statement at the earliest to occur of (A) the date the Seller and the Purchaser agree that such are final, (B) the date the Objection Period expires without the Purchaser delivering a timely Objection Notice, or (C) the date any disputed matters raised by an Objection Notice (as defined below) are finally resolved in accordance with Section 1.3(c)(iv).

(iii) During the 30-day period (the “Objection Period”) following the Purchaser’s receipt of the Proposed Closing Balance Sheet and Proposed Closing Statement, the Purchaser shall, at its sole expense, be permitted to review the working papers of the Seller relating to the Proposed Closing Balance Sheet and Proposed Closing Statement. The Proposed Closing Balance Sheet and Proposed Closing Statement shall become final and binding on the 30th day following the Purchaser’s receipt thereof unless the Purchaser gives written notice of its disagreement with the Proposed Closing Balance Sheet and Proposed Closing Statement (the “Objection Notice”) to the Seller prior to such date. The Objection Notice shall (A) set forth the Purchaser’s calculation of the Fixed Purchase Price and (B) specify in reasonable detail the nature of Purchaser’s disagreement with Seller’s calculation of the Fixed Purchase Price and include all supporting schedules, analyses, working papers and other documentation. If an Objection Notice complying with the preceding sentence is received by the Seller in a timely manner, then the Proposed Closing Balance Sheet and Proposed Closing Statement (each as revised in accordance with clause (x) or (y) below) shall become final and binding upon the earlier of (x) the date on which the Seller and the Purchaser resolve in writing any differences they have with respect to the matters specified in the Objection Notice or (y) the date on which any disputed matters are finally resolved in writing by the Accounting Firm (as defined below).

(iv) During the 30-day period following the delivery of an Objection Notice, the Seller and the Purchaser shall negotiate in good faith to resolve any differences they may have with respect to the matters specified in the Objection Notice. During such period, the Seller shall have full access to the personnel, properties, books, records, schedules, analyses and working papers of the Company and to the working papers of the Purchaser and its independent auditors relating to the preparation of the Objection Notice. If, at the end of such 30-day period, the Seller and the Purchaser shall not have resolved such differences, the Seller and the Purchaser shall submit to PricewaterhouseCoopers LLP or another independent accounting firm acceptable to both the Seller and the Purchaser (the “Accounting Firm”) for review and resolution any and all matters that remain in dispute and that were properly included in the Objection Notice. Each of the Seller and the Purchaser shall use commercially reasonable efforts to cause the Accounting Firm to render a decision resolving the matters in dispute within 30 days following the submission of such matters to the Accounting Firm. Any such determination by the Accounting Firm shall be (i) within the range established by the Seller’s calculation of the Fixed Purchase Price set forth in the Proposed Closing Statement and Purchaser’s calculation of the Fixed Purchase Price set forth in the Objection Notice, and (ii) final, binding and conclusive on the Seller and the Purchaser. The cost of any review and resolution (including the fees and expenses of the Accounting Firm and reasonable fees and expenses of legal counsel of the parties) pursuant to this Section 1.3(c)(iv) shall be borne by the Seller and the Purchaser in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which inverse proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the matters submitted.

(d) Settlement of the Fixed Purchase Price. As soon as practicable after the Fixed Purchase Price has been determined pursuant to Section 1.3(c) (but in any event no later than the third Business Day after such determination), the Purchaser, if the Fixed Purchase Price exceeds the Estimated Fixed Purchase Price, or the Seller, if the Estimated Fixed Purchase Price exceeds the Fixed Purchase Price, shall deliver to such other party, by wire transfer of immediately available funds to the account specified by the recipient, an amount equal to the sum of (i) the amount of such excess plus (ii) interest on the amount of such excess from the Closing Date through but excluding the date on which such amount is paid at a rate per annum equal to the average over such period of the Federal funds discount rate as published in The Wall Street Journal.

Section 1.4 Contingent Purchase Price.

(a) Certain Definitions. For purposes of determining the Contingent Purchase Price, the following terms shall have the following meanings:

(i) Contingent Purchase Price: if, and only if, 2015 Adjusted EBITDA exceeds $5,500,000, an amount equal to the sum of (i) the product of ten multiplied by 2015 Adjusted EBITDA, plus (ii) the Specified Customer EBITDA, less (iii) the Base Purchase Price; provided, that the maximum Contingent Purchase Price payable is $15,000,000.

(ii) 2015 Adjusted EBITDA: the Company’s operating income after adding back depreciation and amortization for the year ending December 31, 2015 determined in accordance with GAAP as applied in the preparation of the annual financial statements of the Company for such period (it being understood that while GAAP does not define EBITDA, the reference herein to GAAP shall mean that each element of the definition of EBITDA is to be determined in accordance with GAAP as applied in the preparation of the annual financial statements of the Company for such period). 2015 Adjusted EBITDA shall exclude (1) Specified Customer EBITDA (as defined in Exhibit 1.4(a)(ii)(1)), (2) any extraordinary gains or losses and (3) any expenses or charges incurred by or charged to the Company by the Purchaser or its Affiliates that are inconsistent with the comparable expenses or charges incurred by or charged by Purchaser or its Affiliates to Affiliates other than the Company and that are greater than the comparable expenses or charges incurred by or charged to the Company by Seller or its Affiliates prior to the Closing Date.

(b) Calculation.

(i) Within 60 days after December 31, 2015, the Purchaser will cause the Company to prepare and deliver to the Seller a calculation of the 2015 Adjusted EBITDA and the Contingent Purchase Price (the “Calculation”), together with reasonable supporting information, data and material for such Calculation. The Seller will have a period of up to 60 days after delivery of such Calculation (the “Calculation Review Period”) to approve the Calculation or present to the Purchaser a reasonably detailed written statement of any objections to such Calculation (a “Calculation Objection”). If the Seller approves the Calculation or does not deliver a Calculation Objection during the Calculation Review Period, the Calculation will be deemed final as of the earlier of Seller’s approval or the expiration of the Calculation Review Period. The Seller and its agents will have the right, during the Calculation Review Period, to request and receive additional information from the Purchaser and the Company to confirm the Calculation, and to full access at all reasonable times to the personnel, properties, books, contracts, records, schedules, analyses and working papers of the Company and the Purchaser for such purpose; provided, that such information and access requested is reasonably relevant to the assessment of the Calculation.

(ii) Within 60 days after June 30, 2015, the Purchaser will cause the Company to prepare and deliver to the Seller a calculation of the 2015 Adjusted EBITDA through June 30, 2015, together with reasonable supporting information, data and material for such calculation.

(c) Calculation Dispute Resolution. If any Calculation Objection is not resolved within 20 days after delivery of the Calculation Objection, the Purchaser and the Seller shall submit the specific matter or matters in dispute to the Accounting Firm. Each of the Seller and the Purchaser shall use commercially reasonable efforts to cause the Accounting Firm to render a decision resolving the matters in dispute within 30 days following the submission of such matters to the Accounting Firm. As soon as practicable, the Accounting Firm will send to the Seller and the Purchaser its written determination as to such disputed matter or matters, which determination, absent manifest error, will be binding on the parties to this Agreement and deemed final as of the date delivered to the Seller and the Purchaser. In connection with the engagement of the Accounting Firm with respect to such disputes, the Purchaser will bear 50% of the cost of the Accounting Firm, and the Seller will bear 50% of the cost of the Accounting Firm. Disputes relating to compliance with Sections 1.4(e) and 1.4(f) (other than disputes solely relating to accounting issues) shall not be submitted to the Accounting Firm, but shall be resolved pursuant to the other applicable dispute resolution provisions of this Agreement.

(d) Payment. Within five Business Days following the final determination of the Contingent Purchase Price in accordance with this Section 1.4, the Purchaser shall pay to the Seller an amount, if any, equal to the Contingent Purchase Price by wire transfer of immediately available funds to an account designated in writing by the Seller. Purchaser shall have the right to offset or set-off or withhold any amounts due from Seller to Purchaser pursuant to Sections 4.3 and 7.2 against the Contingent Purchase Price.

(e) Post-Closing Operation of the Company. Purchaser shall cause the Company to operate its business in accordance with the following requirements until the final determination and payment, if any, of the Contingent Purchase Price, except with the prior written consent of Seller:

(i) the Company shall be maintained as a separate legal entity and shall maintain separate and accurate accounting and other records sufficient to permit the accurate calculation of the Contingent Purchase Price; and

(ii) the Purchaser shall owe the Seller a duty of good faith and fair dealing with regard to the conduct of the business of the Company, and the Purchaser shall not, directly or indirectly, take any actions with the intent of avoiding or reducing the amount of the Contingent Purchase Price that may be payable to Seller. Subject to such duties, the Purchaser shall be entitled to operate the business of the Company in such manner as it deems appropriate.

(f) Acceleration Upon Sale/Change of Control. If, prior to the final determination and payment, if any, of the Contingent Purchase Price, any material assets of the Company are sold or otherwise transferred outside the ordinary course of business or there is a “change of control of the Company”, then

(i) if such sale or transfer closes on or prior to March 31, 2015, the maximum amount of the Contingent Purchase Price, or $15,000,000, shall immediately become due and payable to the Seller;

(ii) if such sale or transfer closes after March 31, 2015 and on or prior to December 31, 2015, the Contingent Purchase Price shall be calculated based on an annualized 2015 Adjusted EBITDA and the procedures and payment provisions of Sections 1.4(b), 1.4(c) and 1.4(d) shall be followed, except that the Calculation shall be delivered to Seller within 60 days of the closing of such sale or transfer; and

(iii) if such sale or transfer closes after December 31, 2015, the Contingent Purchase Price shall be calculated based on actual 2015 Adjusted EBITDA and the procedures and payment provisions of Sections 1.4(b), 1.4(c) and 1.4(d) shall be followed.

Purchaser shall cause any Person or Persons acquiring control in a “change of control of the Company” prior to the final determination and payment, if any, of the Contingent Purchase Price, to expressly assume in writing the obligations of Purchaser and Dynacast in this Agreement, which assumption shall not relieve Purchaser or Dynacast of their obligations hereunder.

A “change of control of the Company” as used in this Section shall occur if Purchaser and its Affiliates (including Dynacast) no longer directly or indirectly beneficially own and control a majority of the voting and economic interests in the Company; provided, however, a “change of control of the Company” shall not occur for purposes of this paragraph solely due to a change of control of Dynacast.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth in the Schedules hereto, the Seller represents and warrants to the Purchaser as of the date hereof as follows:

Section 2.1 Corporate Status and Authority of the Seller. The Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Colorado and has all necessary limited liability company power and authority to own the Shares and to execute and deliver this Agreement and perform its obligations hereunder. Upon the execution and delivery by the Seller (assuming due authorization, execution and delivery by the Purchaser), this Agreement will constitute the valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar laws affecting creditors’ rights generally and by general principles of equity (whether considered at law or in equity).

Section 2.2 No Conflicts, Consents and Approvals.

(a) Except as set forth in Schedule 2.2(a), neither the execution, delivery or performance of this Agreement by the Seller nor the consummation of the transactions contemplated hereby will result in (i) any conflict with the articles of organization or operating agreement of the Seller, (ii) subject to obtaining the consents, approvals and authorizations and making the filings referred to in Schedule 2.2(b), any breach or violation of or default under any applicable statute, regulation, judgment, order or decree of any Governmental Authority or any mortgage, agreement, indenture or any other instrument to which the Seller or the Company is a party or by which any of them or their respective properties or assets are bound or (iii) the creation or imposition of any liens, security interests, adverse claims, charges or encumbrances (“Liens”) on the Shares or the assets of the Company.

(b) Except as set forth in Schedule 2.2(b), no consent, approval or authorization of or filing with any Governmental Authority is required on the part of the Seller or the Company in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

Section 2.3 Corporate Status of the Company. The Company is duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to conduct its business and to own or lease its properties, as now conducted, owned or leased. The Company is duly qualified and is in good standing as a foreign corporation duly authorized to do business in the jurisdictions listed in Schedule 2.3, and there are no other jurisdictions in which the failure to so qualify would reasonably be expected to have a Material Adverse Effect.

Section 2.4 Capitalization. The Shares are the only issued and outstanding shares of capital stock of the Company. The Shares are owned by the Seller, free and clear of all Liens. The Shares have been duly authorized and validly issued and are fully paid and non-assessable. The delivery at the Closing of the certificate representing the Shares pursuant to Section 1.2(a) will transfer to the Purchaser valid title to the Shares, free and clear of any Liens other than Liens created by the Purchaser. There are no outstanding options, warrants, conversion or preemptive or other rights or agreements of any kind (other than this Agreement) for the purchase or acquisition from, or the sale or issuance by, the Seller or the Company of any shares of capital stock, or any securities that are convertible into or exchangeable for shares of capital stock, of the Company, and no authorization therefor has been given.

Section 2.5 Subsidiaries. The Company has no Subsidiaries, and the Company does not own any shares of capital stock of, or other equity interests in, any other Person.

Section 2.6 Financial Statements; No Debt. (a) Schedule 2.6 contains (i) the unaudited balance sheets of the Company as of December 31, 2013 and 2012 and the related statements of income, stockholder’s equity and cash flows of the Company for the years ended December 31, 2013 and 2012 (the “Annual Financial Statements”), and (ii) the unaudited interim balance sheet of the Company as of June 30, 2014, the related statements of income for the three- and six-month periods ended June 30, 2014 and 2013, and the related statements of stockholder’s equity and cash flows for the six-month periods ended June 30, 2014 and 2013 (the “Interim Financial Statements” and together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements have been generated from the books and records of the Company and, except as set forth on Schedule 2.6, all Financial Statements have been prepared in accordance with GAAP, with the exception of GAAP footnotes, consistent with the past practices of the Company, and fairly present the financial position and the results of the operations of the Company as of the respective dates and for the periods indicated except as otherwise stated therein. The Company has no liabilities or obligations with respect to Debt.

(b) The books of account and other financial records of the Company are complete and correct in all material respects and have been maintained in accordance with reasonably sound business practices. The Company maintains a system of accounting and internal controls sufficient in all material respects to provide reasonable assurances that (i) financial transactions are executed in accordance with the general and specific authorization of the management of the Company, and (ii) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP (except as set forth on Schedule 2.6) and other legal and accounting requirements applicable to the Company and to maintain proper accountability for items.

Section 2.7 Absence of Undisclosed Liabilities. Except for liabilities (a) reflected or reserved against in the Financial Statements, (b) reflected in Schedule 2.7, or (c) incurred in the ordinary course of business since June 30, 2014, the Company has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise that would be required to be set forth on a balance sheet of the Company prepared in accordance with GAAP.

Section 2.8 Assets and Properties.

(a) The Company owns no real property, and Schedule 2.8(a) lists all real property currently leased by the Company (the “Leased Real Property”), with the leases or other agreements evidencing such interests being referred to as the “Real Property Leases”), and all real property previously leased by the Company as of May 2, 2005 or later. Except as set forth on Schedule 2.8(a), neither of the Company nor, to the Knowledge of the Seller, any other party thereto is in material breach of or default under any Real Property Lease, and no party to any Real Property Lease has given either written notice of or made a written claim with respect to any material breach or default thereunder. Except as set forth on Schedule 2.8(a), to the Knowledge of the Seller, none of the Leased Real Property is subject to any Lien (other than a Permitted Lien). There are no pending or, to the Knowledge of the Seller, threatened condemnation or other Proceedings or claims relating to any of the Leased Real Property. Seller has delivered to Purchaser complete copies of the Real Property Leases and all amendments thereto. Except for the Real Property Leases, there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of any parcel of the Leased Real Property.

(b) All improvements located on each parcel of the Leased Real Property are supplied with utilities and other services necessary for the operation of such facilities in the ordinary course of business, including gas, electricity, water and telephone, all of which services are adequate for the operation of the business of the Company as presently conducted. Each parcel of the Leased Real Property abuts on, and has direct vehicular access to, a public road or has access to a public road. The Company has all easements and rights necessary to conduct its business and no easements have been granted by the Company to other parties in connection with the Leased Real Property that could reasonably be expected to interfere with the operation of its business. The use by the Company of the Leased Real Property for the conduct of its business as currently conducted complies with all applicable Laws, including, without limitation, all applicable zoning laws, use restrictions and restrictive covenants, without the necessity of any special or conditional use permit, variance, rezoning or other governmental or private party approval, nor any improvements, upgrades or renovations to the Leased Real Property. To the Knowledge of the Seller, in any of the improvements upon the Leased Real Property, there are no roof leaks, structural defects or infestations by wood damaging pests.

(c) Except as set forth on Schedule 2.8(c), to the Knowledge of the Seller, substantially all items of equipment used in the conduct of the business of the Company are in good operating condition and repair and have been reasonably maintained consistent with standards generally followed in the industry (giving due account to the age and length of use of same, ordinary wear and tear excepted) and are suitable for their present uses.

(d) Other than as set forth on Schedule 2.8(d), the improvements, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property currently owned or leased by the Company, together with all other properties and assets of the Company, are sufficient for the continued conduct of the Company’s business after Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets reasonably necessary to conduct the business of the Company as currently conducted.

(e) The accounts receivable reflected in the Interim Financial Statements and all accounts receivable arising thereafter through the Closing, represent bona fide claims against debtors for sales, services performed or other charges arising in the ordinary course of business and are not, to the Knowledge of the Seller, subject to dispute or counterclaim, except as provided for in the reserve for bad debts set forth on the Interim Financial Statements as adjusted for operations and transactions through the Closing Date in accordance with the Company’s past practices.

(f) All of the inventory of the Company is of merchantable quality and is capable of being sold in the ordinary course of business without discount except to the extent reasonable reserves have been established by the Company in the Interim Financial Statements (as adjusted for operations and transactions through the Closing Date in accordance with the Company’s past practices) for inventory that is defective, excess, discontinued or otherwise not saleable in the ordinary course of business. Except as set forth on Schedule 2.8(f), no such inventory is held on a consignment basis. Except as set forth on Schedule 2.8(f), the quantities of inventory of work-in-process and finished goods do not exceed an amount that is reasonably expected to be delivered within 60 days.

(g) Except as set forth on Schedule 2.8(g), the Company has legal and beneficial ownership of, or valid leasehold interests in, all of the tangible personal property and assets that are reasonably necessary for the continued conduct of the business of the Company as currently conducted, free and clear of any Liens other than Permitted Liens. This Section 2.8(g) does not relate to intellectual property or insurance assets and properties, which are addressed solely in Sections 2.11 and 2.16, respectively.

Section 2.9 Contracts. Schedule 2.9 lists all Contracts as of the date of this Agreement. For purposes of this Agreement, “Contracts” means all material written agreements, contracts and commitments of the following types to which the Company is a party (other than real property leases, labor or employment-related agreements, intellectual property licenses and insurance policies, which are provided for in Sections 2.8, 2.10, 2.11 and 2.16, respectively): (a) joint venture and limited partnership agreements, (b) mortgages, indentures, loan or credit agreements, security agreements and other agreements and instruments relating to the borrowing of money or extension of credit in any case in excess of $50,000 in any one calendar year, (c) distribution and marketing agreements involving in excess of $50,000 of product per calendar year, (d) other agreements, contracts and commitments that are not cancelable by the Company on less than 120 days’ notice and that require payment by the Company after the date hereof of more than $100,000 in any one calendar year, (e) contracts of the Company with or for the benefit of the Seller or any of its Affiliates, (f) contracts prohibiting or restricting the ability of the Company or any officer, director, shareholder or employee of the Company to operate in any geographic area or to solicit any Person to enter into a business or employment relationship, or enter into such relationship with any Person or to solicit any Person to enter into a business or employment relationship, or enter into such relationship with any Person, (g) contracts pursuant to which the Company has granted any exclusive agency, marketing, sales representative relationship, franchising, consignment or distribution right to any third party, (h) any leases, subleases or licenses, either as lessee, sublessee or licensee or as lessor, sublessor or licensor, of any personal property (other than Intellectual Property) or intangibles, including capital leases, which involve annual payments in excess of $100,000 and whose unexpired term as of the date hereof exceeds one (1) year, (i) agreements for capital expenditures or the acquisition of fixed assets in excess of $100,000, (j) agreements that are “all requirements” supply contracts, (k) agreements that provide for the indemnification by the Company of any Person, (l) Government Contracts involving, individually or in the aggregate, in excess of $100,000 of product per calendar year, (m) agreements pursuant to which the Company has agreed to purchase or sell products or services at a fixed price for a period of more than 180 days, (n) agreements pursuant to which the Company has attempted to hedge its position with respect to fluctuation in interest rates or commodity prices, (o) agreements pursuant to which the Company has agreed to provide products or services on a “most favored nations” pricing or similar arrangement, (p) agreements requiring the production and maintenance by the Company of minimum inventories of finished products, (q) agreements providing for the consignment of goods by the Company, and (r) agreements or any series of related agreements with customers, suppliers or vendors of the Company for the purchase or sale of goods or services involving annual payments to or from the Company in excess of $250,000. Seller has made available to Purchaser copies of each written Contract (and all amendments and supplements thereto) which are in effect. All of the Contracts are valid and binding on the parties thereto, are in full force and effect in all material respects and are enforceable in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar laws affecting creditors’ rights generally and by general principles of equity (whether considered at law or in equity). Except as set forth on Schedule 2.9, neither the Company nor, to the Knowledge of the Seller, any other party thereto, has breached any material provision of, or is in material default under the terms of any of the Contracts. Except as set forth on Schedule 2.9, the consummation of the transactions contemplated by this Agreement shall not afford any other party the right to terminate any Contract.

Section 2.10 Employment Agreements and Benefits.

(a) Employment Agreements and Plans. Schedule 2.10(a) lists all (i) employment and consulting agreements (including severance, retention and change of control agreements), bonus or incentive compensation plans, programs or arrangements to which the Company is a party, (ii) “employee welfare plans” as defined in section 3(1) of ERISA and other material fringe benefit plans and programs to which the Company is a party or under which any current or former employee of the Company (including any beneficiaries and dependents thereof) is or may become eligible to participate or derive a benefit and that is or has been maintained, established or contributed to by the Seller, the Company or any of their ERISA Affiliates, and (iii) “employee pension plans” as defined in section 3(2) of ERISA and deferred compensation plans, programs and arrangements under which (A) any current or former employee of the Company (including any beneficiaries and dependents thereof) is or may become eligible to participate or derive a benefit and that is or has been maintained, established or contributed to by the Seller, the Company or any of their ERISA Affiliates or (B) the Company may have any outstanding liability or obligation (collectively, items described in clauses (ii) and (iii) above, the “Plans”). Schedule 2.10(a) shall indicate those Plans that are sponsored or maintained by the Company (each such Plan, a “Stand-Alone Plan”). The Seller has heretofore made the following available to the Purchaser: (1) with respect to the employment and consulting agreements and plans identified in clause (i) above, a copy of each agreement (or, as may be appropriate, the standard form of any such employment agreement), plan and program; (2) with respect to the Plans listed in clause (ii) above, benefits highlights that are provided to applicants and the new hire booklet that describes the Company’s health and welfare benefits; (3) with respect to the Plans listed in clause (iii) above, a copy of the Plans and any amendments thereto, and if applicable, the trust agreement of each Plan, the most recent summary description of each Plan and all material modifications; (4) with respect to each Stand-Alone Plan, a copy of the trust or other funding agreement and any amendments thereto, a copy of the most recent annual report, a copy of the most recent actuarial report, and the most recent determination letter from the IRS with respect to each Stand-Alone Plan that is intended to be qualified under section 401 of the Code and all notices of reportable events received following receipt of such letter.

(b) Title IV Plans. Neither the Seller nor the Company maintains, or has ever maintained, a Plan that is or was a plan subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code.

(c) Multiemployer Plans. Neither the Seller nor the Company maintains, has ever maintained or become obligated to contribute to any Plan that is a “multiemployer plan,” as defined in Section 4001(a)(3) and 3(37) of ERISA. No condition exists and no event has occurred with respect to any “multiemployer plan” that is sponsored by an ERISA Affiliate of the Company and/or the Seller that presents a risk of a complete or partial withdrawal under subtitle E of Title IV of ERISA and none of the Seller’s ERISA Affiliates have, within the preceding six years, withdrawn in a complete or partial withdrawal from any “multiemployer plan” or incurred any contingent liability under Section 4204 of ERISA.

(d) Deferred Compensation Plans. Neither the Seller nor the Company sponsors a “deferred compensation plan” as defined in Code Section 409A.

(e) Post-Employment Welfare Benefits. Neither the Seller nor the Company are contractually or otherwise obligated to provide any Employee (as defined in Section 5.1) with life insurance or medical benefits upon retirement or termination of employment, other than as required by the provisions of COBRA.

(f) Tax Qualification. The Kinetics Climax, Inc. Employee Savings Plan has received a favorable determination letter from the IRS as to its qualification under the Code and to the effect that its trust is exempt from taxation under section 501(a) of the Code, and, to the knowledge of the Seller, nothing has occurred since the date of such determination letter that will adversely affect such qualification or tax-exempt status. The Kinetics Climax, Inc. Employee Savings Plan is intended to be qualified under section 401(a) of the Code. Such plan is not presently under audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the Department of Labor, or any other governmental agency or entity, and no matters are pending with respect to such plan under the IRS’s voluntary compliance program, closing agreement, or similar programs.

(g) Equity Plans. The Company does not sponsor or participate in a stock option, restricted stock or any other equity or phantom equity plan.

(h) Labor Matters. Since December 31, 2012, there have been no strikes, work stoppages, slowdowns, lockouts or other significant labor disputes pending or, to the Knowledge of the Seller, threatened against the Company. To Seller’s actual knowledge, no union or group of employees is seeking or has sought to organize employees for the purpose of collective bargaining.

(i) Employee and Contract Service Provider Information. Seller has provided to Purchaser a true and complete list of all of the Employees and Contract Service Providers with such list stating each Person’s (i) date of commencement of employment (or commencement of the individual’s assignment under a contingent worker arrangement), (ii) current position, (iii) if an Employee, annual/weekly/hourly rates of compensation, (iv) if an Employee, incentive and discretionary bonus amounts paid in 2014 for the 2013 calendar year, (v) average scheduled hours per week and status as full or part time, (vi) if an Employee, credited service under the Plans, (vii) whether such Person is a Company Employee, Seller Employee or Contract Service Provider, and (viii) if an Employee, such Person’s classification (exempt or non-exempt).

(j) Employment at Will. Other than as set forth on Schedule 2.10(a), the Company does not have any employment, service or consulting agreements with any person or entity that cannot be terminated by the Company at any time without penalty, premium or other liability. Except as provided in Section 4.8, neither the Seller nor the Company has made any guarantees or commitments to the Employees with respect to continued employment after the Closing Date, and all such employment is, immediately prior to the Closing, terminable “at will.”

(k) Compliance with Laws. To the Knowledge of the Seller, the Company is in compliance with all applicable Laws relating to employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health. The Stand Alone Plan has been administered, in all material respects, in accordance with its terms and the requirements of ERISA, the Code and applicable Law. There are no pending or, to the Knowledge of the Seller, threatened claims (other than claims for benefits under the Stand Alone Plan in the ordinary course of business), lawsuits, arbitrations or proceedings against the Stand Alone Plan, any fiduciaries thereof with respect to their duties to the Stand Alone Plan or the assets of the trust under the Stand Alone Plan.

(l) Change of Control. The consummation of the transactions contemplated by this Agreement will not (either alone or in conjunction with any other event) trigger, result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of any severance or other payment or benefit to any of the Employees for which the Company would be responsible. The Company has no obligation to pay or provide any compensation or benefits that would not be deductible under Code section 280G and the Company has no obligation to indemnify any Person for the Tax imposed by Code section 4999.

(m) Except as set forth on Schedule 2.10(m), the Company has not maintained any affirmative action program within the last five (5) years or participated in government contracts which mandate the adoption of an affirmative action program.

Section 2.11 Intellectual Property.

(a) Schedule 2.11(a) lists: (i) all patents and applications therefor, trademarks and service marks and registrations and applications therefor, registered copyrights and trade names (collectively, “Intellectual Property”) owned by the Company (“Owned Intellectual Property”) and (ii) all agreements granting rights in Intellectual Property (“Licenses”) to the Company (“Company Licenses” and, together with Owned Intellectual Property, “Company Intellectual Property”).

(b) The Company is the owner of, or has the right under the Company Licenses to use, the Company Intellectual Property listed in Schedule 2.11(a), free and clear of all Liens other than Permitted Liens, and there are no Licenses granting any third party exclusive rights in the Company Intellectual Property listed in Schedule 2.11(a).

(c) To the Knowledge of the Seller, the Company is not infringing on or otherwise violating the rights of any Person in respect of the Intellectual Property of such Person and, to the Knowledge of the Seller, there has been no infringement by any Person of the Company Intellectual Property.

Section 2.12 Governmental Authorizations; Compliance with Law. The Company holds all licenses, permits and other governmental authorizations necessary to conduct the business of the Company as currently conducted. The consummation of the transactions contemplated hereby shall not give any Governmental Authority the right to terminate any such licenses and permits. To the Knowledge of the Seller, the business of the Company is being conducted in compliance with all applicable Laws. The Company has not received, at any time since December 31, 2010, any written notice from any Governmental Authority or any other Person regarding any actual, alleged, or potential violation of, or failure to comply with, any term or requirement of any Law applicable to the Company. Neither the Company nor the Seller, nor any of the officers, directors, employees, agents or other representatives of the Company, has taken any action that would result in a violation of (i) any applicable laws relating to anti-bribery, money laundering, unlawful political contributions or gifts, corrupt practices or similar measures, including the Foreign Corrupt Practices Act (15 U.S.C. §§ 78a et seq. (1997 and 2000)) or any similar laws of any other jurisdiction or (ii) any applicable laws relating to economic or trade sanctions, including the laws implemented by the Office of Foreign Assets Controls of the United States Department of the Treasury or any similar laws of another jurisdiction. This Section 2.12 does not relate to employee benefits, tax or environmental matters, which are addressed solely in Sections 2.10, 2.14 and 2.17, respectively.

Section 2.13 Litigation. (a) There are no Proceedings pending or, to the Knowledge of the Seller, threatened against the Company or its assets, (b) to the Knowledge of the Seller, no events have occurred that are reasonably likely to result in significant litigation involving the Company, (c) there are no unsatisfied judgments of any kind against the Company and (d) the Company is not subject to any judgment, order or decree of any court or Governmental Authority. No Proceeding is pending, and no written claim has been made, against any current or former director, employee or agent of the Company with respect to which the Company has or reasonably could be expected to have liability or an indemnification or expense advancement obligation. This Section 2.13 does not apply to any matter addressed in Section 2.17.

Section 2.14 Taxes.

(a) Each Affiliated Group of which the Company is a member has filed all Tax Returns required to be filed by or with respect to the Company on or prior to the Closing Date (or will file such Tax Returns prior to the Closing Date). All such Tax Returns were true, correct and complete in all material respects. All Taxes due and owing by or with respect to the Company (whether or not shown on any Tax Return) have been paid. Except as set forth on Schedule 2.14(a), the Company is not the beneficiary of any extension of time within which to file any Tax Return. No claim has been made within the last three years by an authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company.

(b) The Company has withheld (or had withheld on its behalf) and paid (or had paid on its behalf) all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c) Except as set forth on Schedule 2.14(c), there are no audits, examinations, investigations, claims, assessments, administrative, judicial or other proceedings, or discussions with any Governmental Authority relating to the obligation of the Company to pay Taxes or file Tax Returns (i) pending, (ii) claimed or raised by any Governmental Authority in writing or (iii) to the Knowledge of the Seller, threatened based upon personal contact with any agent of any Governmental Authority.

(d) Except as set forth on Schedule 2.14(d), neither the Company nor the Seller has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency with respect to the Company.

(e) The Company is not a party to any agreement, contract, arrangement or plan that resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code, (ii) any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local, or non-U.S. Tax law). The Company has disclosed (or had disclosed on its behalf) on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither the Seller nor the Company is a “foreign person” as defined in Section 1445(f)(3) of the Code.

(f) There are no tax allocation or tax sharing agreements between the Company, on the one hand, and the Seller or any Affiliate of the Seller, on the other hand, that will be binding on the Purchaser or the Company after the Closing Date or that the Purchaser or the Company will have any liability under after the Closing Date.

(g) The Company has no liability for the Taxes of any Person other than the Company as a transferor or successor or by contract.

(h) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code.

(i) The unpaid Taxes of the Company (i) did not, as of the date of the most recent Financial Statements, materially exceed the reserve for uncertain Tax positions (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet included in the Financial Statements (rather than in the notes thereto) and (ii) do not materially exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past practices of the Company and Seller in filing its Tax Returns. Since the date of the most recent balance sheet, the Company has not incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past practices.

(j) The Company has not within the past three years distributed stock of another Person or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(k) To the Knowledge of the Seller, the Company has never been a party to any “reportable transaction” as defined in Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(l) To the Knowledge of the Seller, neither the Company nor any Affiliate of the Company has received a letter ruling from the Internal Revenue Service (or any comparable ruling from any other taxing authority) regarding the Company or the business of the Company.

(m) The Company (i) is not a “controlled foreign corporation” as defined in Section 957 of the Code, (ii) is not a “passive foreign investment company” within the meaning of Section 1297 of the Code, or (iii) does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise have an office or fixed place of business in a country other than the country in which it is organized.

(n) Seller is and will be on the Closing Date: (i) an eligible entity that is disregarded as an entity separate from its single owner (within the meaning of Treasury Regulations Section 301.7701-3(b)(1)(ii)) and (ii) wholly owned by Cyprus Amax Minerals Company, which is wholly owned by Freeport Minerals.

Section 2.15 Absence of Certain Changes. From December 31, 2013 through the date of this Agreement, except as otherwise contemplated by this Agreement or in Schedule 2.15, the business of the Company has been conducted in the ordinary course, there has not been any Material Adverse Effect, and the Company has not taken any action that if taken after the date of this Agreement would constitute a breach of any of the covenants set forth in Section 4.2(a).

Section 2.16 Insurance.

(a) Schedule 2.16 sets forth a list of all material policies of title, liability, fire, casualty, business interruption, workers’ compensation and all other forms of insurance (including, without limitation, self-insurance arrangements) (each, a “Policy” and, collectively, the “Policies”) maintained by the Seller, the Company and/or any of their Affiliates insuring the properties, assets or other operations of the Company. A summary of each Policy has been made available to Purchaser for review and evaluation.

(b) Each of the Policies is in full force and effect. The Company is not in default under any provision of any Policy, nor has any written notice of cancellation of any Policy been received. There is no material claim by the Company pending under any Policy as to which coverage has been denied or disputed by the underwriters of any Policy.

Section 2.17 Environmental Matters. Except as disclosed in Schedule 2.17, to the Knowledge of the Seller:

(a) the Company is now, and at all times since May 2, 2005, has been, in compliance in all material respects with all applicable Environmental Requirements;

(b) the Company has obtained, and is in compliance in all material respects with, all permits and authorizations required under applicable Environmental Requirements;

(c) the Company has not received from any Governmental Authority any written notice of violation, non-compliance, liability or potential liability regarding compliance with applicable Environmental Requirements, other than matters that have been resolved or that are no longer outstanding;

(d) no judicial proceeding or governmental or administrative action or investigation is pending against the Company under any applicable Environmental Requirement, including, but not limited to, regarding the release of Hazardous Substances;

(e) the Company has not entered into any agreement with any Governmental Authority pursuant to which the Company has agreed to remediate any condition resulting from the release of Hazardous Substances;

(f) no Hazardous Substance has been disposed of, spilled, leaked or otherwise released by the Company on any property now, or since May 2, 2005, owned or occupied by the Company in a quantity that results in a concentration of a Hazardous Substance above applicable cleanup standards contained in applicable Environmental Requirements. No Hazardous Substances are or have been generated, manufactured, treated, stored, transported, used, disposed of or otherwise handled by the Company either on or off of any property now, or since May 2, 2005, owned or occupied by the Company except as related to the Company’s normal course of business in accordance with applicable Environmental Requirements;

(g) there are no underground storage tanks located on any real property now, or since May 2, 2005, occupied by the Company (whether or not regulated and whether or not out of service, closed or decommissioned); and

(h) neither the Company nor the Seller has received any written notice or other communication from any party concerning any events, actions or conditions as of May 2, 2005 or later which under present Environmental Requirements would reasonably be expected to give rise to any liability of the Company relating to the presence of Hazardous Substances on any real properties owned or occupied by the Company as of May 2, 2005 or later or on the real property of any Person.

Notwithstanding any of the representations and warranties contained elsewhere in this Agreement, matters arising under Environmental Requirements or other matters addressed in this Section 2.17 shall be governed exclusively by this Section 2.17.

Section 2.18 Customers; Suppliers. Schedule 2.18 sets forth a list of (i) each of the Company’s ten largest customers by dollar volume (with specification of the dollar volume) for the calendar year ended December 31, 2013 (the “Material Customers”) and (ii) each of the Company’s ten largest suppliers by dollar volume (with specification of the dollar volume) for the calendar year ended December 31, 2013. Except as set forth on Schedule 2.18, as of the date of this Agreement, since December 31, 2013, no customer set forth on such Schedule has terminated or materially adversely modified its relationship with the Company or given written notice to the Company of its intention to terminate, multi-source or materially adversely modify its relationship with the Company, nor to the Knowledge of Seller, has any such customer given notice (written or oral) that it has decided to materially adversely change its relationship with the Company. Except as set forth on Schedule 2.18, since December 31, 2013, no supplier set forth on such Schedule has terminated or materially adversely modified its relationship with the Company or given written notice to the Company of its intention to terminate, multi-source or materially adversely modify its relationship with the Company. Except as disclosed in Schedule 2.18 and for which a liability is reflected on the Financial Statements, the Company does not have any customer promotions, incentives, reward/rebate programs or similar programs which have not been fully fulfilled or pursuant to which the Company has any outstanding obligations.

Section 2.19 Brokers. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried out without the intervention of any Person acting on behalf of the Seller in such manner as to give rise to any valid claim against the Seller, the Company or the Purchaser for any brokerage or finder’s commission, fee or similar compensation.

Section 2.20 Debarment; Suspension. Neither the Company nor any of the current officers or directors of the Company has ever been debarred or suspended by any government entity, nor has any or any such person ever received a written notice of proposed debarment or suspension.

Section 2.21 Material Misstatements. To the Knowledge of the Seller, no representation or warranty made by the Seller in this Agreement, including in the Exhibits or Schedules hereto or certificate delivered pursuant to Section 6.4(b), contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances under which they were or are made, not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Seller as of the date hereof as follows:

Section 3.1 Corporate Status and Authority. The Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the limited liability company power and authority to execute and deliver this Agreement and perform its obligations hereunder. The execution, delivery and performance of this Agreement have been duly authorized by the Purchaser. Upon execution and delivery by the Purchaser (assuming due authorization, execution and delivery by the Seller), this Agreement will constitute a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar laws affecting creditors’ rights generally and by general principles of equity (whether considered at law or in equity).

Section 3.2 No Conflicts, Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Purchaser will not result in (i) any conflict with the certificate of formation or limited liability company agreement of the Purchaser, (ii) any breach or violation of or default under any applicable statute, regulation, judgment, order or decree of any Governmental Authority or any mortgage, agreement, indenture or any other instrument to which the Purchaser is a party or by which the Purchaser or any of its properties or assets are bound, or (iii) the creation or imposition of any Lien.

(b) No consent, approval or authorization of or filing with any Governmental Authority is required on the part of the Purchaser in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

Section 3.3 Financial Ability to Perform. Purchaser has, or will have prior to the Closing, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay the Estimated Fixed Purchase Price at the Closing and any other amounts due and payable by Purchaser under this Agreement.

Section 3.4 Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, each of the Purchaser and the Company shall (i) be able to pay its debts as they become due, (ii) own property that has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities) and (iii) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Purchaser or of the Company.

Section 3.5 Litigation. There are no Proceedings pending or, to the knowledge of the Purchaser, threatened, that question the validity of this Agreement or any action taken or to be taken by the Purchaser in connection herewith, or that would reasonably be expected, individually or in the aggregate, to impair the ability of the Purchaser to perform its obligations under, or to consummate the transactions contemplated by, this Agreement.

Section 3.6 Purchase for Investment. The Purchaser is acquiring the Shares for investment and not with a view toward any resale or distribution thereof except in compliance with the Securities Act of 1933, as amended (the “Securities Act”). The Purchaser hereby acknowledges that the Shares have not been registered pursuant to the Securities Act and may not be transferred in the absence of such registration or an exemption therefrom under the Securities Act. The Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of the transactions contemplated by this Agreement.

Section 3.7 Brokers. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried out without the intervention of any Person acting on behalf of the Purchaser in such manner as to give rise to any valid claim against the Purchaser, the Seller or the Company for any brokerage or finder’s commission, fee or similar compensation.

Section 3.8 Insurance. The Purchaser acknowledges that, as of the Closing Date, the Company will cease to be entitled to the benefit of insurance arrangements that, prior to the Closing Date, were extended to the Company as a Subsidiary of the Seller.

ARTICLE IV

CERTAIN COVENANTS

Section 4.1 Consents; Obligations of the Parties.

(a) Subject to the terms and conditions of this Agreement, each party shall use its commercially reasonable efforts to cause the Closing to occur, including (i) taking such actions as are contemplated by Section 4.1(b) and (ii) defending against any Proceedings challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any temporary restraining order, preliminary injunction or other legal restraint or prohibition entered or imposed by any court or other Governmental Authority and that is not yet final and non-appealable to be vacated or reversed; provided, that neither the Seller, the Company nor any of their Affiliates shall be required to make any material monetary expenditure, commence or be a plaintiff in any Proceeding or offer or grant any material accommodation (financial or otherwise) to any Person.

(b) Each of the Seller and the Purchaser shall use its commercially reasonable efforts to obtain any consent, approval or authorization of any Governmental Authority necessary for the purchase and sale of the Shares, including, but not limited to, submitting, within five days of the effective date of the transaction, notifications pursuant to 22 CFR §122.4(a) to the US Department of State, Directorate of Defense Trade Controls.

Section 4.2 Obligations of the Seller.

(a) Conduct of Business. From the date hereof until the Closing, except as set forth in the Schedules hereto, as contemplated by this Agreement or as otherwise consented to by the Purchaser in writing, such consent not to be unreasonably withheld or delayed, the Seller shall cause the Company to:

(i) carry on its business in the ordinary course in substantially the same manner in which it previously has been conducted and, to the extent consistent with such business, use its commercially reasonable efforts to preserve intact its present business organization and to preserve its relationships with customers, suppliers and others having business dealings with it;

(ii) maintain its books of account and records in its usual, regular and ordinary manner;

(iii) not amend its certificate of incorporation or by-laws;

(iv) not merge or consolidate with, purchase substantially all of the assets of, or otherwise acquire any business or any Person;

(v) not dispose or agree to dispose of any properties or assets except in the ordinary course of business consistent with past practices;

(vi) not issue, sell, grant, purchase or redeem any shares of its capital stock or any securities convertible into or exchangeable for such shares of capital stock;

(vii) not incur any liabilities or obligations, except liabilities and obligations incurred in the ordinary course of business;

(viii) not cancel or forgive any debts or claims except in the ordinary course of business;

(ix) not mortgage, pledge or subject any of its properties or assets to any Liens, except for Permitted Liens;

(x) not increase the compensation of any officer or employee, other than (i) consistent with past practices or as required by any agreement in effect or (ii) to comply with applicable Law; and

(xi) not agree or commit to do any of the foregoing referred to in clauses (iii)-(x).

Notwithstanding the foregoing, prior to the Closing, (x) any liabilities or payables due to the Seller and/or any of its Affiliates from the Company, and any notes or receivables due to the Company from the Seller and/or its Affiliates shall be settled such that as of the Closing there are no inter-company assets or liabilities between the Company, on the one hand, and Seller and/or its Affiliates, on the other hand, and (y) any Company Cash may be distributed or paid by the Company to the Seller.

(b) Access and Information. From the date hereof until the Closing, upon reasonable notice, the Seller shall cause the Company to give to the Purchaser and its representatives reasonable access at all reasonable times during normal business hours to the properties, books and records of the Company and furnish for inspection such information and documents in its possession relating to the Company as the Purchaser may reasonably request, provided that, in the exercise of the foregoing rights, the Purchaser shall not, and shall cause its representatives not to, unduly interfere with the operation and conduct of the business of the Company, and provided, further, that without the prior written consent of the Seller, the Purchaser and its representatives shall not be entitled to any such access, information or documents (i) as to which the attorney-client privilege or attorney work-product doctrine may be available or apply, or (ii) the disclosure of which is restricted by contract or applicable Law except in strict compliance with such contract or Law. All such information and documents obtained by the Purchaser shall be subject to the terms of the Confidentiality Agreement, dated May 13, 2014 (the “Confidentiality Agreement”), between Kenner & Company Inc. and Freeport-McMoRan Copper & Gold Inc. (now Freeport-McMoRan Inc.) as joined by Dynacast pursuant to that certain Joinder to Confidentiality Agreement, dated June 19, 2014.

Section 4.3 Taxes.

(a) Indemnity by Seller. Seller shall indemnify each Purchaser Indemnified Party and hold them harmless from and against (without duplication), any Damages attributable to: (i) all Taxes (or the non-payment thereof) of the Company for all taxable periods ending on or before the Closing Date and the portion of any Straddle Periods through the end of the Closing Date; (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor of the Company) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local, or non-U.S. Law; (iii) any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by contract or pursuant to any Law.

(b) Indemnity by Purchaser. The Purchaser shall be responsible for and shall indemnify and hold harmless each Seller Indemnified Party from and against (without duplication) all Taxes and related Damages of or payable by or attributable to the Company with respect to all taxable periods beginning after the Closing Date and the portion of any Straddle Periods that begin after the Closing Date.

(c) Straddle Periods. In the case of Taxes that are payable with respect to a taxable period that begins on or before the Closing Date and ends after the Closing Date (a “Straddle Period”), (i) all Taxes calculated on a basis other than sales, gross receipts, net income, or any other income statement item, shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period based on the number of days of such taxable period included in the Pre-Closing Tax Period and Post-Closing Tax Period, respectively, and (ii) all other Taxes shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period on a “closing of the books basis” by assuming that the books of the Company were closed at the end of the Closing Date; provided, however, that exemptions, allowances, deductions or Taxes that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned between such periods on a daily basis.

(d) Tax Returns.

(i) The Seller’s Responsibility. The Seller shall cause the Company to join, for all taxable periods (or portions thereof) ending on or prior to the Closing Date, in (A) the consolidated federal income Tax Returns of the Seller and (B) the consolidated, combined or unitary state, local or non-U.S. income Tax Returns of or including the Seller or any of its Affiliates (other than the Company) with respect to which the Company (x) has joined in the most recent taxable year or (y) is required by law to join in filing, and shall prepare and file all such Tax Returns. Seller shall include in the consolidated federal income Tax Return and the consolidated, combined, or unitary state, local or non-U.S. income Tax Returns of the Seller the income of the Company and its Subsidiaries (including any deferred items triggered into income by Treasury Regulations Section 1.1502-13 and any excess loss account taken into income under Treasury Regulations Section 1.1502-19) for all periods through the end of the Closing Date and shall pay any federal income Taxes attributable to such income. The Seller shall prepare or cause to be prepared and file or cause to be filed all other Tax Returns that are required to be filed by or in respect of the Company on or prior to the Closing Date. The income of the Company shall be apportioned to the period up to and including the Closing Date and the period after the Closing Date by closing the books of the Company as of the end of the Closing Date.

(ii) The Purchaser’s Responsibility. The Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns required to be filed by or in respect of the Company other than those Tax Returns described as the Seller’s responsibility in Section 4.3(d)(i) above and shall report on such Tax Returns (including any consolidated federal income Tax Return filed by the Purchaser) any transactions or events by or relating to the Company after the Closing. Any such Tax Returns with respect to which the Purchaser is responsible for preparing and filing pursuant to this Section 4.3(d)(ii) for Straddle Periods, insofar as they relate to the Company, shall (x) be on a basis consistent with the last previous such Tax Returns filed in respect of the Company and (y) be submitted to the Seller for its review and approval at least 15 Business Days prior to the filing date, such approval not to be unreasonably withheld.

(iii) Cooperation. The Seller and the Purchaser shall cooperate with each other, and after the Closing Date the Purchaser shall cause the Company to cooperate with the Seller, with respect to the preparation and filing of any Tax Return for which the other is responsible pursuant to this Section 4.3(d). Without limiting the generality of the foregoing, with respect to all federal consolidated income Tax Returns and state and local consolidated, combined and unitary and foreign Tax Returns of the Seller or any of its Affiliates for all taxable years (or portions thereof) ending on or prior to the Closing Date, the Purchaser shall cause the Company to prepare accurately and completely and submit to the Seller all “tax packages” and all other information reasonably requested by the Seller and necessary for the preparation and filing of such Tax Returns by the Seller not later than 120 days after the Closing Date.

(iv) Amended Returns. For all taxable periods (or portions thereof) ending on or prior to the Closing Date, the Purchaser shall not, and shall cause the Company not to, file (or consent to file) any amended Tax Returns or a claim for a refund of any Tax, unless the Seller shall have reviewed and consented in writing to the contents of any such amended Tax Return (or claim for a refund) prior to the filing thereof (which consent shall not be unreasonably withheld or delayed).

(v) Refunds. Any income Tax refunds that are received by the Purchaser or the Company and any amounts credited against income Taxes to which the Purchaser or the Company become entitled, that relate to income Tax periods (or portions thereof) ending on or before the Closing Date shall be for the account of the Seller, and Purchaser shall pay over to the Seller any such refund or the amount of any such credit (net of income Taxes of Purchaser or the Company attributable to such refund or credit) within 15 days after receipt or entitlement thereto. Refunds for Straddle Periods shall be allocated consistent with the principles of this Section 4.3.

(e) Audits.

(i) Each of the Purchaser and the Seller shall promptly notify the other in writing within ten Business Days from its receipt of written notice of (i) any pending or threatened federal, state, local or foreign Tax audits or assessments of the Company, so long as any taxable periods (or portions thereof) ending on or prior to the Closing Date, or any Straddle Period, remain open, and (ii) any pending or threatened federal, state, local or foreign Tax audits or assessments of the Purchaser or the Seller which may affect the Tax liabilities of the Company, in each case for taxable periods (or portions thereof) ending on or prior to the Closing Date, or any Straddle Period, provided that the failure of one party to timely notify the other party of any such Tax audit or assessment pursuant to this sentence shall not increase, decrease or otherwise affect the indemnity right or obligation of either party, so long as such failure does not materially prejudice such other party.

(ii) The Seller shall have the right to represent the interests of the Company and control the conduct and disposition of any Tax audit or administrative or court proceeding relating solely to Taxes of the Company for taxable periods ending on or prior to the Closing Date and for which the Seller would be liable hereunder, provided, however, that with respect to any such Tax audit or administrative or court proceeding: (A) Seller shall keep Purchaser fully informed on a timely basis with respect to any material developments relating to such Tax proceedings (including the delivery of copies of any correspondence with the applicable Governmental Authority) and shall timely provide Purchaser with any other materials relating to such Tax proceedings that are reasonably requested by Purchaser, (B) Purchaser shall be permitted to participate (at Purchaser’s cost) in such Tax proceedings, (C) Seller shall consider in good faith any comments provided by Purchaser with respect to any such Tax proceeding, and (D) neither Seller nor any of its Affiliates may settle or compromise any such Tax proceeding without the prior written consent of Purchaser, such consent not to be unreasonably withheld, conditioned or delayed.

(f) Purchaser shall control the conduct and disposition of any Tax audit or administrative or court proceeding relating to Taxes of the Company that are not included in Section 4.3(e)(ii) above. To the extent any such Tax audit or administrative or court proceeding is solely with respect to Taxes for a Straddle Period and the Seller would be liable hereunder for the portion of such Taxes that relate to the portion of the Straddle Period ending as of the Closing Date, then with respect to such Tax proceeding for that Straddle Period: (A) Purchaser shall keep Seller fully informed on a timely basis with respect to any material developments relating to such Tax proceedings (including the delivery of copies of any correspondence with the applicable Governmental Authority) and shall timely provide Seller with any other materials relating to such Tax proceedings that are reasonably requested by Seller, (B) Seller shall be permitted to participate (at Seller’s cost) in such Tax proceedings, (C) Purchaser shall consider in good faith any comments provided by Seller with respect to any such Tax proceeding, and (D) neither Purchaser nor any of its Affiliates may settle or compromise any such Tax proceeding without the prior written consent of Seller, such consent not to be unreasonably withheld, conditioned or delayed.

(g) Payment of Transaction-Related Taxes. All transfer, registration, sales, use, stamp, ad valorem and similar Taxes arising out of the sale of the Shares pursuant to this Agreement shall be paid (or caused to be paid) by the Seller.

(h) Tax Dispute Resolution Mechanism. Any dispute among the parties involving Taxes arising under this Agreement shall be resolved as follows: (i) the parties will in good faith attempt to negotiate a prompt resolution of the dispute; (ii) if the parties are unable to negotiate a resolution of the dispute within 30 days, the dispute will be submitted to the national office of PricewaterhouseCoopers LLP or another firm of independent accountants of nationally recognized standing reasonably satisfactory to the Seller and the Purchaser (the “Tax Dispute Accountants”); (iii) the Tax Dispute Accountants shall resolve the dispute, in a fair and equitable manner and in accordance with applicable Tax law and the provisions of this Agreement, within 30 days after the parties have submitted the dispute to the Tax Dispute Accountants, whose decision shall be final, conclusive and binding on the parties, absent fraud or manifest error; (iv) any payment to be made as a result of the resolution of a dispute shall be made, and any other action taken as a result of the resolution of a dispute shall be taken, on or before the fifth Business Day following the date on which the dispute is resolved; and (v) the fees and expenses of the Tax Dispute Accountants in resolving a dispute will be borne by the Seller and the Purchaser in inverse proportion as they may prevail on the issues resolved by the Tax Dispute Accountants, which inverse proportionate allocation shall also be determined by the Tax Dispute Accountants at the time the determination of the Tax Dispute Accountants is rendered on the merits of the issues submitted.

(i) Tax Sharing Agreements. Any tax-sharing agreements or similar agreements with respect to or involving the Company shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any liability thereunder.

(j) Payment of Damages. Payment of Taxes and Damages under Section 4.3(a) and Section 4.3(b) above shall be made by the Seller or Purchaser, as applicable, within 5 days of receipt of written demand by the indemnified party to the indemnifying party unless there is a tax dispute with respect to the amount of such indemnity under Section 4.3(h) and, if so, within 5 days after the resolution of the applicable issues in accordance with Section 4.3(h).

(k) Survival. The provisions of this Section 4.3 shall survive until the date that is six months following the expiration of the applicable statute of limitations.

Section 4.4 Publicity. Prior to the Closing, no press release, public announcement or disclosure to any third party related to this Agreement, any other agreement or instrument to be delivered pursuant hereto or the transactions contemplated hereby or thereby shall be issued or made without the joint written approval of the Seller and the Purchaser, unless required by Law, stock listing requirements or applicable administrative regulation, in which case the Seller or the Purchaser, as the case may be, shall use its commercially reasonable efforts to allow the other party sufficient time, consistent with such obligations, to review the nature of such legal obligations and to comment upon such disclosure prior to publication.

Section 4.5 Supplements to Disclosures. From time to time prior to the Closing, the Seller may amend or supplement any Schedule hereto by delivery of a written amendment or supplement thereto to the Purchaser. Any such amendment or supplement shall form part of this Agreement and have the effect of modifying the representations and warranties of the Seller made herein and shall be deemed to modify any such representation or warranty not previously qualified as to exceptions contained in such Schedule to include such qualification; provided, however, that no such supplement or amendment shall be effective to modify such representations and warranties for the purpose of determining the fulfillment of the condition precedent set forth in Section 6.4(a) in the event that the Purchaser specifically and promptly objects in writing to such amendment or supplement.

Section 4.6 Contact with Employees, Customers and Suppliers. Prior to the Closing, the Purchaser shall not, and shall cause its Affiliates, advisors, agents, employees, directors or officers not to, contact or communicate with the employees, customers, creditors, suppliers and licensors of, or other Persons having commercial relationships with, the Company in connection with the transactions contemplated hereby without the prior written consent of the Seller, which consent may be conditioned upon a representative of the Seller being present at any such meeting or conference but which shall not otherwise be unreasonably withheld, conditioned or delayed. The Seller acknowledges that the Purchaser will need to meet with the Employees sufficiently in advance of Closing to enable the Employees to make benefits elections to take effect after Closing.

Section 4.7 Use of Business Names. The Purchaser is not purchasing or acquiring any right, title or interest in any trademarks, logos, service marks, brand names or trade names, corporate or business names employing the names “Freeport-McMoRan Copper & Gold Inc.”, “Freeport-McMoRan Inc.,” “Freeport-McMoRan,” “Freeport”, “McMoRan”, “Climax Molybdenum Company”, “Climax Engineered Materials, LLC”, “Climax” or any part or variation thereof, or any trademarks, logos, service marks, brand names or trade, corporate or business names confusingly or misleadingly similar thereto (collectively, the “Seller’s Marks”). To the extent that any of the Seller’s Marks are used by the Company on any materials constituting its properties and assets, including any website, stationery, signage, invoices, receipts, forms, packaging, advertising and promotional materials, product, training and service literature and materials, software or like materials or appear on their inventory (including work-in-process and inventory on order) at the Closing Date, as promptly as commercially reasonable, but in no event later than the date that is 60 days after the Closing Date, the Purchaser shall, and shall cause the Company to, cease to use, remove, strike over or otherwise obliterate all the Seller’s Marks from all such materials. Without limiting the generality of the foregoing, on the Closing Date, immediately following the Closing, the Purchaser shall cause the charter documents of the Company to be amended in order to change the name of such entity so that it does not include Seller’s Marks.

Section 4.8 Seller Employee Matters. At least five Business Days prior to the Closing, the Purchaser shall offer employment to each of the Persons listed on Exhibit 4.8 (“Seller Employees”). The employment of Seller Employees with the Purchaser (or the Company post-Closing) shall be considered effective on the Closing Date, and their employment by the Seller and/or its Affiliates shall terminate at the close of business on the Business Day immediately preceding the date thereof.

Section 4.9 Delivery of Audited Financial Statements. Seller shall use its commercially reasonable efforts to cause the Company to prepare and deliver prior to the Closing (and, in any event, shall deliver within 30 days following the Closing), (a) the audited balance sheets of the Company as of December 31, 2013 and 2012, and the related audited statements of income, stockholder’s equity and cash flows for the years ended December 31, 2013 and 2012, and (b) the reviewed balance sheet of the Company as of June 30, 2014, the related reviewed statements of income for the three- and six-month periods ended June 30, 2014 and 2013, and the related statements of stockholder’s equity and cash flows for the six-month periods ended June 30, 2014 and 2013 (collectively, the “Audited Financial Statements”). The Audited Financial Statements shall be prepared in accordance with GAAP and shall confirm (without qualifications or reservations) that the financial condition and results of operations of the Company have been consistent in all material respects with the condition and results presented in the Financial Statements.

Section 4.10 Certain Resignations. The Seller shall cause the sole director of the Company and the officers of the Company to submit their resignations, effective as of the Closing Date.

Section 4.11 Non-compete and Non-solicitation.

(a) For a period of two (2) years after the Closing Date, the Seller and each of its Affiliates (each a “Restricted Person”) shall not:

(i) directly or indirectly, engage, invest in, own, manage, operate, finance, control, advise, render services to, or guarantee the obligations of any Person engaged in or contemplating the engagement in the metal injection molding or ceramic injection molding business in the United States or any other state, province or region in any other country where the Company currently operates or is currently contemplating operations; provided, however, that a Restricted Person may acquire or otherwise own less than 1% of the outstanding capital stock of any Person that is listed on any national securities exchange; or

(ii) directly or indirectly, (A) cause, induce, or attempt to cause or induce any employee, agent, or independent contractor of the Company as of the date of this Agreement to terminate such relationship; or (B) solicit for employment (except by means of a general advertisement) or hire, retain or employ as an employee, independent contractor, or otherwise, any employee, agent, or independent contractor of the Company as of the Closing Date.

(b) Seller agrees that this Section 4.11, including the provisions relating to duration, geographical area, and scope, is reasonable and necessary to protect and preserve the legitimate business interests of the Purchaser and the Company and the value of the Company, and to prevent an unfair advantage from being conferred on such Restricted Person.

(c) If any provision of this Section 4.11 is held to be excessively broad as to duration, geographical area, scope, activity, or subject, for any reason, such provision shall be modified, by limiting and reducing it, so as to be enforceable to the extent allowed by applicable Laws.

Section 4.12 Exclusivity.

Each of the Company and the Seller agree that, unless and until this Agreement is terminated in accordance with its terms, the Company and the Seller will not, and the Company and the Seller will use their commercially reasonable efforts to cause their equityholders, directors, officers, employees, agents and representatives (including any investment banker, attorney or accountant retained by either of them) not to, directly or indirectly, (a) solicit, initiate, knowingly facilitate or induce any inquiry with respect to, or take any action that could reasonably be expected to lead to the making, submission or announcement of, any Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, except to give notice of the existence of the provisions in this Section 4.12, (c) approve, endorse or recommend any Acquisition Proposal, or (d) enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby.

ARTICLE V

POST-CLOSING EMPLOYEE MATTERS

Section 5.1 Compensation and Benefits of Company Employees. The Purchaser shall, or shall cause the Company, to continue to employ each employee of the Company (a “Company Employee” and together with Seller Employees, the “Employees”), for such period and with such compensation and benefits as the Purchaser shall determine, it being understood that Purchaser generally intends the compensation and benefits taken as a whole to be comparable to that in effect on the Closing Date. Nothing contained in this Agreement will create any third party beneficiary rights in any Person not a party hereto, including any employee or beneficiary or dependent thereof. Nothing contained in this Agreement, express or implied, shall (i) require the Company or the Purchaser to continue any Plan or other benefit plan, program or other arrangement, or prevent the amendment, modification or termination thereof following the Closing, or (ii) guarantee employment for any period of time or preclude the ability of the Company or the Purchaser to terminate any employee for any reason.

Section 5.2 Additional Post-Closing Employee Matters.

(a) Employee Plans. Effective as of 11:59 p.m. on the Closing Date, the Employees will cease to be eligible for any Plan other than the Kinetics Climax, Inc. Employee Savings Plan. Nothing contained in this Agreement shall be construed to prevent the Purchaser from modifying or terminating the Kinetics Climax, Inc. Employee Savings Plan or such benefit plans.

(b) 401(k) Plan. The assets of the Kinetics Climax, Inc. Employee Savings Plan shall be transferred to a newly established trust as of the Closing Date or as soon as administratively feasible after the Closing.

(c) Recognition of Employee Service. Each employee benefit plan of the Purchaser or its Affiliate that is made available to the Employees will recognize the service of each Employee with the Company or an ERISA Affiliate for purposes of eligibility and vesting to the extent that such service was recognized by the corresponding Plan on the Closing Date and does not result in a duplication of service credit.

(d) Recognition of Deductibles and Co-payments under Medical Plan. The Employees will receive credit for purposes of deductibles and co-payments under the medical plan that is provided by the Purchaser, its Affiliate or the Company post-Closing, for amounts paid or payable by reason of claims incurred under the medical plan of the Company or any of its ERISA Affiliates during the calendar year in which the Closing Date occurs. Nothing contained in this Agreement shall be construed to grant any Employee any right to continued employment after the Closing Date.

(e) Paid Time Off. On or after the Closing Date, Purchaser shall allow the Company Employees to receive paid time off in the calendar year of the Closing for any unused vacation, sick leave or other paid time off accrued prior to the Closing Date. The Seller, the Company and their ERISA Affiliates shall have no liability to such Company Employee for any such payments. With respect to Seller Employees, any earned paid time off/vacation as of the date of their termination of employment with the Seller will be paid to the Seller Employees by the Seller in accordance with the applicable Law.

(f) COBRA. The Seller or its ERISA Affiliate medical plan will provide continuation health coverage pursuant to COBRA to any employee or other “qualified beneficiary” who had a “qualifying event” prior to the Closing Date, each as defined in COBRA and its related regulations.

(g) Pre-Closing Claims. The Seller or its ERISA Affiliate medical plan will pay or reimburse any Employees for all claims relating to medical, dental, vision and other services rendered through 11:59 p.m. on the Closing Date, even if the claim for payment or reimbursement for such services is submitted on or after the Closing Date. Such payments or reimbursements will be made within the time periods required by ERISA.

(h) Payment of Bonuses. Purchaser shall deduct from the Estimated Fixed Purchase Price (as provided for in Section 1.2(b)) an amount equal to 75% of the aggregate annual bonuses paid in 2014 to the Employees under the incentive compensation program of Freeport-McMoRan Inc. for services provided to the Company in the 2013 calendar year, excluding any such annual bonus paid to any Seller Employee who has not accepted the Purchaser’s offer of employment pursuant to Section 4.8 on or prior to the Closing Date (the “Bonus Amount”).

Section 5.3 Filings and Records. The Seller, the Purchaser and the Company shall cooperate in making all appropriate filings required under the Code or ERISA and any other applicable Law, implementing all appropriate communications with participants, maintaining and transferring appropriate records and taking all such other actions as may be necessary and appropriate to implement the provisions of this Article V.

Section 5.4 WARN. The Seller and the Purchaser agree that they shall take such actions necessary to retain the Company Employees so as not to require notice under the Workers Adjustment and Retraining Notification Act, as amended (“WARN Act”), and any similar statute prior to the expiration of the 60-day period following the Closing. The Purchaser shall assume all obligations and liabilities under, arising out of or related to the WARN Act or any similar statute that arise after Closing.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 General. The respective obligations set forth herein of the Seller and the Purchaser to consummate the sale and purchase of the Shares at the Closing shall be subject to the fulfillment, on or before the Closing Date, in the case of the Seller, of the conditions set forth in Sections 6.2 and 6.3, and, in the case of the Purchaser, of the conditions set forth in Sections 6.2 and 6.4; provided, that a party shall be precluded from asserting that a condition hereinafter set forth in Article VI has not been satisfied by reason of any matter, fact, failure or circumstance expressly contemplated by this Agreement or, subject to Section 4.5, disclosed in the Schedules hereto.

Section 6.2 Conditions to Obligations of the Parties. The consummation of the transactions contemplated hereby shall not have been restrained, enjoined or otherwise prohibited by any applicable Law, including any order, injunction, decree or judgment of any court or other Governmental Authority.

Section 6.3 Conditions to Obligations of the Seller.

(a) Representations, Warranties and Covenants of the Purchaser. The representations and warranties in Article III shall be true and correct in all respects, if qualified by materiality, and shall be true and correct in all material respects, if not qualified by materiality, at and as of the Closing with the same effect as though made at and as of such time (except that those representations and warranties that are made as of a specific date shall be correct only as of such date). The Purchaser shall have duly performed and complied with all covenants contained herein required to be performed or complied with by it at or before the Closing.

(b) Officer’s Certificate. The Purchaser shall have delivered to the Seller a certificate, dated the Closing Date and signed by its President or Treasurer, as to the fulfillment of the conditions set forth in Section 6.3(a), it being understood that such certificate shall be deemed to have been delivered only in such officer’s capacity as an officer of the Purchaser (and not in his or her individual capacity) and shall not entitle any party to assert a claim against such officer in his or her individual capacity.

(c) Deliverables. Seller shall have received each of the items to be delivered to it by Purchaser as set forth in Section 1.2.

Section 6.4 Conditions to Obligations of the Purchaser.

(a) Representations, Warranties and Covenants of the Seller. The representations and warranties in Article II shall be true and correct in all respects, if qualified by materiality or Material Adverse Effect, and shall be true and correct in all material respects, if not qualified by materiality or Material Adverse Effect, at and as of the Closing with the same effect as though made at and as of such time (except that those representations and warranties which are made as of a specific date shall be correct only as of such date). The Seller shall have duly performed and complied with all covenants contained herein required to be performed or complied with by it at or before the Closing.

(b) Officer’s Certificate. The Seller shall have delivered to the Purchaser a certificate, dated the Closing Date and signed by its manager, as to the fulfillment of the conditions set forth in Section 6.4(a) it being understood that such certificate shall be deemed to have been delivered only in such officer’s capacity as an officer of the manager of Seller (and not in his or her individual capacity) and shall not entitle any party to assert a claim against such officer in his or her individual capacity.

(c) Consents. All consents listed in Exhibit 6.4(c) shall have been obtained in form reasonably satisfactory to Purchaser.

(d) Financial Statements. The Seller shall have delivered the Financial Statements with GAAP footnotes, which shall confirm (without qualifications or reservations) that the financial condition and results of operations of the Company have been consistent in all material respects with the condition and results presented in the Financial Statements.

(e) No Material Adverse Effect. No Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date.

(f) Customer Relationships. None of the Seller, the Company nor the Purchaser shall have received notice (written or oral) that any one or more of the customers of the Company set forth on Exhibit 6.4(f) has decided to adversely change its or their relationship with the Company the effect of which could reasonably be expected to result in an aggregate loss of revenue by the Company of $2,500,000 or more in 2014 or 2015.

(g) Deliverables. Purchaser shall have received each of the items to be delivered to it by Seller or the Company as set forth in Section 1.2.

ARTICLE VII

INDEMNIFICATION

Section 7.1 Survival of Representations and Warranties and Covenants. The representations and warranties contained in Articles II and III and in the certificates delivered pursuant to Sections 6.3(b) and 6.4(b), and the covenants contained herein to be fully performed or complied with at or prior to the Closing Date, shall survive until the date that is 18 months after the Closing Date, whereupon they shall expire; provided, however, that the representations and warranties contained in Sections 2.1 (Corporate Status and Authority of the Seller), 2.2 (No Conflicts, Consents and Approvals), 2.3 (Corporate Status of the Company), 2.4 (Capitalization), 2.5 (Subsidiaries), and 2.19 (Brokers) (collectively, the “Fundamental Representations”) shall survive the Closing indefinitely; provided, further that the representations and warranties contained in Section 2.14 (Tax) (the “Tax Representations”) shall survive until the date that is six months following the expiration of the applicable statute of limitations (including any applicable extensions thereof). No claim for indemnification under this Article VII may be asserted with respect to such representations, warranties or covenants after the date indicated in the preceding sentence unless, prior to the date such representations, warranties or covenants expire, the party seeking indemnification shall have suffered actual Damages and shall have notified in writing in reasonable detail the party from whom indemnification is sought of a claim for indemnity hereunder.

Section 7.2 Indemnification.

(a) By the Seller. From and after the Closing, the Seller shall indemnify and hold the Purchaser, the Company and its successors, employees, representatives, Affiliates and agents (the “Purchaser Indemnified Parties”) harmless from and against any loss, liability or damage, including reasonable attorneys’ fees and other out-of-pocket costs and expenses (collectively, “Damages”), incurred or sustained by the Purchaser Indemnified Parties as a result of:

(i) the actual breach of any of the representations or warranties of Seller contained in Article II;

(ii) the failure of the Seller to perform any of its covenants or obligations contained in this Agreement;

(iii) the failure of the Company to comply with any Law or Environmental Requirement prior to the Closing Date;

(iv) any response action related to the release prior to the Closing of Hazardous Substances on properties owned or occupied by the Company prior to the Closing Date;

(v) third-party product liability claims with respect to products sold by the Company prior to the Closing Date;

(vi) any infringement or violation by the Company prior to the Closing Date of the rights of any Person in respect of the Intellectual Property of such Person;

(vii) any obligations to Seller Employees relating to their employment by the Seller or its Affiliates prior to the Closing Date; or

(viii) any obligations arising under employee benefit plans, other than the Stand Alone Plan, maintained, established or contributed to by the Seller or any ERISA Affiliate of the Seller.

Notwithstanding anything in this Agreement to the contrary:

(A) In addition to the limitations set forth in Section 7.1, no claim for indemnification under paragraphs (iii), (iv), (v) or (vi) of this Section 7.2(a) may be asserted with respect to matters covered by such paragraphs after the date that is 18 months after the Closing Date, unless, prior to such date, the Purchaser Indemnified Parties shall have notified the Seller in writing in reasonable detail of any claim for indemnity thereunder.

(B) The amount of any Damages incurred by the Purchaser Indemnified Parties shall be reduced by the net amount of the Tax benefits actually realized by the Purchaser Indemnified Parties by reason of such Damages. For purposes of this Agreement a

Tax benefit shall be treated as actually realized by the Purchaser only to the extent it actually decreases the Taxes required to be paid by the Purchaser during the Tax period such Tax benefit is incurred or in the following Tax period of the Purchaser assuming the Purchaser uses all other tax attributes available to the Purchaser prior to the use of such Tax benefit.

(C) The amount of any Damages incurred by the Purchaser Indemnified Parties shall be reduced by the net amount the Purchaser Indemnified Parties actually recover (after deducting all reasonable attorneys’ fees, out-of-pocket expenses and other costs of recovery) from any insurer or other party liable for such Damages.

(D) The Purchaser Indemnified Parties shall not be entitled to indemnification for those portions of any Damages (i) reserved, accrued or provided for by the Company prior to the Closing Date or otherwise paid or provided for by the Seller or any of its Affiliates, (ii) that have arisen solely as a result of any act or omission by the Purchaser or any of its Affiliates on or after the Closing Date (including resulting from any change in their respective accounting principles, practices or methodologies and Damages arising from any breach of its obligations under this Agreement), or (iii) that were subject to an adjustment to the Fixed Purchase Price pursuant to Section 1.3.

(E) The Purchaser Indemnified Parties shall be entitled to indemnification under paragraphs (i), (iii), (iv), (v), and (vi) of this Section 7.2(a) only if the aggregate amount of its Damages (reduced as provided in paragraphs (B), (C) and (D) above) exceeds $275,000 (the “Threshold”), in which case the Purchaser Indemnified Parties shall be entitled to all such Damages. Notwithstanding the foregoing, the Threshold shall not apply with respect to breaches of Fundamental Representations, Tax Representations, or in the case of fraud committed by the Seller or the Company.

(F) The aggregate amount of Damages payable to the Purchaser Indemnified Parties under paragraphs (i), (iii), (iv), (v), and (vi) of this Section 7.2(a) shall not exceed $7,000,000 (the “Cap”). Notwithstanding the foregoing, the Cap shall not apply with respect to breaches of Fundamental Representations, Tax Representations, or in the case of fraud committed by the Seller or the Company.

(G) There shall not be any duplicative payments or indemnities by the Seller.

(H) Any indemnification with respect to Tax matters shall be governed solely by Section 4.3, provided, that to the extent such Damages are the result of the breach of representations and warranties contained in Section 2.14 (Tax) and are not covered by Section 4.3, then such Damages shall be governed by Section 7.2(a)(i) above.

(b) By the Purchaser. From and after the Closing, the Purchaser shall, and shall cause the Company to, indemnify and hold the Seller and its successors, employees, representatives, Affiliates and agents (the “Seller Indemnified Parties”) harmless from and against any Damages incurred or sustained by the Seller Indemnified Parties as a result of (i) the non-fulfillment of any covenant or the breach of any representation or warranty on the part of the Purchaser contained in this Agreement, and (ii) the ownership of the Shares, or the business or operations of the Company, after the Closing, provided that there shall not be any duplicative payments or indemnities by the Purchaser, and provided, further, that any indemnification relating to Tax matters shall be governed solely by Section 4.3.

Notwithstanding anything in this Agreement to the contrary:

(A) The amount of any Damages incurred by the Seller Indemnified Parties shall be reduced by the net amount of the Tax benefits actually realized by the Seller Indemnified Parties (other than the Company) by reason of such Damage. For purposes of this Agreement a Tax benefit shall be treated as actually realized by the Seller only to the extent it actually decreases the Taxes required to be paid by the Seller during the Tax period such Tax benefit is incurred or in the following Tax period of the Seller assuming the Seller uses all other tax attributes available to the Seller prior to the use of such Tax benefit.

(B) The amount of any Damages incurred by the Seller Indemnified Parties shall be reduced by the net amount the Seller Indemnified Parties actually recover (after deducting all reasonable attorneys’ fees, out-of-pocket expenses and other costs of recovery) from any insurer or other party liable for such Damages.

(C) The Seller Indemnified Parties shall not be entitled to indemnification for those portions of any Damages that were subject to an adjustment to the Fixed Purchase Price pursuant to Section 1.3.

(c) Indemnification Procedures. A party entitled to indemnification hereunder shall herein be referred to as an “Indemnitee.” A party obligated to indemnify an Indemnitee hereunder shall herein be referred to as an “Indemnitor.”

(i) If an Indemnitee believes that it has suffered or incurred any Damages, it shall so notify the Indemnitor promptly in writing describing such Damages in reasonable detail, the amount thereof, if known, and the method of computation of such Damages, all with reasonable particularity, and shall include copies of all relevant documents (the “Indemnification Notice”). If any Proceeding is instituted by or against a third party with respect to which the Indemnitee intends to claim any liability or expense as Damages under this Article VII, the Indemnitee shall promptly notify the Indemnitor in writing of such Proceeding describing such Damages, the amount thereof, if known, and the method of computation of such Damages, all with reasonable particularity, and shall include copies of all relevant documents (the “Litigation Notice”), in lieu of an Indemnification Notice. To the extent failure to promptly notify the Indemnitor of such action or suit can reasonably be deemed to increase the liability or expense to the Indemnitee, the Indemnitor shall not be obligated to reimburse Indemnitee for the amount of such increase in liability or expense.

(ii) The Indemnitor shall have fifteen (15) calendar days after receipt of the Litigation Notice to notify the Indemnitee that it acknowledges its obligation to indemnify and hold harmless the Indemnitee with respect to the Damages set forth in the Litigation Notice and that it elects to conduct and control any Proceeding with respect to an indemnifiable claim (the “Election Notice”). If the Indemnitor gives a Disagreement Notice or does not give the foregoing Election Notice during such fifteen- day period, the Indemnitee shall have the right (but not the obligation) to defend, contest, settle or compromise such Proceeding in the exercise of its reasonable discretion; provided, however, that the right of the Indemnitee to indemnification hereunder shall not be conclusively established thereby. If the Indemnitor timely gives the foregoing Election Notice, the Indemnitor shall have the right to undertake, conduct and control, at the Indemnitor’s sole expense, the conduct and settlement of such Proceeding, and the Indemnitee shall cooperate, including providing access to records and employees of the Company to the Indemnitor in connection therewith; provided, however, that (a) the Indemnitor shall not consent to the imposition of any injunction against the Indemnitee or the Company without the prior written consent of the Indemnitee, (b) the Indemnitor shall permit the Indemnitee to participate in such conduct or settlement through legal counsel chosen by the Indemnitee, but the fees and expenses of such legal counsel shall be borne by the Indemnitee, (c) upon a final determination of such Proceeding, the Indemnitor shall promptly reimburse the Indemnitee, to the extent required under this Article VII, for the full amount of any Damages incurred by the Indemnitee, except fees and expenses of legal counsel that the Indemnitee incurred pursuant to (b) above, (d) the Indemnitor shall have the right to pay or settle any action or suit provided that the Indemnitee does not have any liability with respect to such settlement and (e) the Indemnitee shall have the right to pay or settle any such Proceeding; provided, however, that in the event of a payment or settlement pursuant to clause (e), the Indemnitee shall waive any right to indemnity therefor by the Indemnitor and no amount in respect thereof shall be claimed as an Damages under this Article VII.

(iii) If the Indemnitor does not agree that the Indemnitee is entitled to full reimbursement for the amount specified in the Indemnification Notice or the Litigation Notice, as the case may be, the Indemnitor shall notify the Indemnitee (the “Disagreement Notice”) within fifteen (15) calendar days of its receipt of the Indemnification Notice or the Litigation Notice, as the case may be.

(d) Mitigation. The parties shall cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party hereunder, including by making commercially reasonable efforts in the ordinary course of business to mitigate or resolve any such claim or liability.

(e) Tax Treatment. Each of the Seller and the Purchaser agrees to treat any indemnification payment made pursuant to this Article VII as an adjustment to the Purchase Price for all Tax purposes unless otherwise required by applicable Law.

(f) Exclusive Remedy. The indemnities provided for in this Agreement shall be the sole and exclusive remedy of the Purchaser and its Affiliates after the Closing against the Seller and its Affiliates for any inaccuracy of any representation or warranty of the Seller or any failure or breach of any covenant, obligation, condition or agreement to be performed or fulfilled by the Seller hereunder.

ARTICLE VIII

DEFINITIONS

As used herein, the following terms have the following meanings:

Accounting Firm: as defined in Section 1.3(c)(iv).

Acquisition Proposal: any offer, proposal or third party indication of interest or intent to acquire all or a significant part of the Company, its business, assets or capital stock, whether by merger, consolidation, other business combination, purchase of capital stock, purchase of assets, license (but excluding non-exclusive licenses entered into in the ordinary course of business), lease or otherwise.

Affiliate: of a Person means any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person.

Affiliated Group: any affiliated group within the meaning of section 1504(a) of the Code or any similar group defined under a similar provision of state, local or non-U.S. law.

Agreement: this Stock Purchase Agreement, including the Schedules hereto.

Annual Financial Statements: as defined in Section 2.6.

Audited Financial Statements: as defined in Section 4.9.

Base Purchase Price: as defined in Section 1.3(a)(i).

Bonus Amount: as defined in Section 5.2(h).

Business Day: any day that is not (i) a Saturday, (ii) a Sunday, or (iii) any other day on which commercial banks are authorized or required by Law to be closed.

Calculation: as defined in Section 1.4(b)(i).

Calculation Objection: as defined in Section 1.4(b)(i).

Calculation Review Period: as defined in Section 1.4(b)(i).

Cap: as defined in Section 7.2(a)(F)).

Cash: as defined in Section 1.3(a)(iii).

Closing: as defined in Section 1.2.

Closing Date: as defined in Section 1.2.

Closing Date Working Capital: as defined in Section 1.3(a)(ii).

COBRA: the requirements of Part 6 of Subtitle B of Title I of ERISA and of Section 4980B of the Code and any similar state law.

Code: the Internal Revenue Code of 1986, as amended.

Commitment Letter: as defined in Section 9.21.

Company: as defined in the recitals.

Company Employee: as defined in Section 5.1.

Company Intellectual Property: as defined in Section 2.11(a).

Company Licenses: as defined in Section 2.11(a).

Confidentiality Agreement: as defined in Section 4.2(b).

Contingent Purchase Price: as defined in Section 1.4(a)(i).

Contracts: as defined in Section 2.9.

Contract Service Provider: each individual who provides services to the Company under a contingent worker arrangement.

Damages: as defined in Section 7.2(a).

Debt: as to any Person, whether current or long term, (i) all obligations of such Person for borrowed money (including reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured), (ii) liabilities less assets arising under all interest rate, currency or commodity swaps, caps, collars and similar agreements or hedging devices, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (iv) all obligations of such Person under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (v) all indebtedness secured by any lien, encumbrance, pledge, mortgage or other security interest on any property or asset owned or held by that Person, (vi) all indebtedness evidenced by any note, bond, debenture or other debt security; (vii) interest expense accrued but unpaid, and all prepayment premiums, penalties, fees and charges due on any of the foregoing and (viii) guaranties by such Person of the obligations of another Person of the type described in clauses (i) through (vii).

Deposit: the earnest money deposit delivered by Purchaser to Seller on or prior to the date of this Agreement in the amount of $1,000,000.

Disagreement Notice: as defined in Section 7.2(c)(iii).

Dynacast: as defined in the preamble.

Election Notice: as defined in Section 7.2(c)(ii).

Employees: as defined in Section 5.1.

End Date: as defined in Section 9.4(a)(ii).

Engagement: as defined in Section 9.18(a).

Environmental Requirements: all Laws, approvals, plans, authorizations, licenses or permits issued by any Governmental Authority and all judicial, administrative, and regulatory decrees, judgments and orders relating to pollution or protection of the environment (including ambient air, surface water, ground water, land surface or surface strata) or human health, including: (a) Law relating to emissions, discharges, releases or threatened releases of Hazardous Substances; (b) Law relating to the identification, generation, manufacture, processing, distribution, use, treatment, storage, disposal, recovery, transport or other handling of Hazardous Substances; (c) CERCLA; the Toxic Substances Control Act; the Hazardous Substances Transportation Act; Resource Conservation and Recovery Act; the Clean Water Act; the Safe Drinking Water Act; the Clean Air Act; and the Atomic Energy Act of 1954; and (d) any Law similar to those set forth above, as such requirements are enacted and in effect on or prior to the Closing Date.

ERISA: the Employee Retirement Income Security Act of 1974, as amended.

ERISA Affiliate: any trade or business, whether or not incorporated, that, together with the Seller and/or the Company would be or was at any time treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

Estimated Fixed Purchase Price: as defined in Section 1.3(b).

Financial Statements: as defined in Section 2.6.

Financing Sources: as defined in Section 9.21.

Fixed Purchase Price: as defined in Section 1.3(a).

Freeport Minerals: as defined in the preamble.

Fundamental Representations: as defined in Section 7.1.

GAAP: the prevailing generally accepted accounting principles in the United States in effect from time to time and consistently applied.

Governmental Authority: any court, government agency, department, commission, board, bureau or instrumentality of any nation, state or province, locality or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

Government Contract: any contract entered into between the Company and a Governmental Authority. The term “Government Contract” also includes any subcontract (at any tier) of the Company (i) with another entity under a prime contract held by the Company and (ii) with another Person that holds either a prime contract with a Governmental Authority or a subcontract (at any tier) under such a prime contract, in each case including any task orders or delivery orders issued under, or any modifications to, any such prime contract or subcontract, whether currently active or subject to an open audit period.

Hazardous Substance: any material or substance that is: (i) listed, classified or regulated as a “hazardous waste,” “hazardous substance,” “toxic substance,” “hazardous material,” “pollutant” or “contaminant” pursuant to any applicable Environmental Requirement and any analogous and applicable Law, or (ii) any petroleum product or by-product, any natural or synthetic gas (whether in liquid or gaseous state), friable asbestos, radioactive materials, urea formaldehyde insulation or polychlorinated biphenyls.

Indemnification Notice: as defined in Section 7.2(c)(i).

Indemnitee: as defined in Section 7.2(c).

Indemnitor: as defined in Section 7.2(c).

Intellectual Property: as defined in Section 2.11(a).

IRS: the Internal Revenue Service of the United States.

Interim Calculation: as defined in Section 1.4(b)(ii).

Interim Financial Statements: as defined in Section 2.6.

Law: any law, statute, ordinance, regulation, rule, code, treaty or other requirement having the force of law of any Governmental Authority.

Leased Real Property: as defined in Section 2.8(a).

Knowledge of the Seller: the actual knowledge of David H. Thornton, Fred Robinson, Brian Butters or Timothy J. Olson or the knowledge that such individuals could reasonably be expected to have after reasonable inquiry.

Licenses: as defined in Section 2.11(a).

Liens: as defined in Section 2.2(a).

Litigation Notice: as defined in Section 7.2(c)(i).

Material Adverse Effect: any change or effect that has, or could reasonably be expected to have, a materially adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company, other than any change or effect that results from, arises out of or relates to: (x) the consummation of the transactions contemplated by this Agreement or any other agreement or instrument to be delivered pursuant hereto, or (y) changes in (i) economic, regulatory or political conditions (including acts of war, declared or undeclared, armed hostilities and terrorism), including changes affecting the industries in which the Company operates or (ii) applicable law or regulations or accounting standards, principles or interpretations, or (z) any failure, in and of itself, by the Company to meet any projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the underlying facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect).

Material Customers: as defined in Section 2.18.

Objection Notice: as defined in Section 1.3(c)(iii).

Objection Period: as defined in Section 1.3(c)(iii).

Owned Intellectual Property: as defined in Section 2.11(a).

Pension Plans: as defined in Section 2.10(b).

Permitted Liens: (i) Liens reflected in the Financial Statements or in Schedule 2.8(a), (ii) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings, (iii) Liens of landlords, warehousemen, mechanics and materialmen and other similar Liens incurred in the ordinary course of business, and (iv) easements, rights-of-ways, restrictions and other similar charges and encumbrances of record that do not materially interfere with the current use of the properties affected thereby or would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect.

Person: any natural person, firm, limited liability company, general partnership, limited partnership, joint venture, association, corporation, trust, Governmental Authority or other entity.

Plans: as defined in Section 2.10(a).

Policies: as defined in Section 2.16.

Policy: as defined in Section 2.16.

Post-Closing Tax Period: any taxable period of the Company that: (i) begins after the Closing Date and (ii) the portion of any Straddle Period that begins after the Closing Date.

Pre-Closing Tax Period: any taxable period of the Company that: (i) begins before the Closing Date and ends on or before the Closing Date and (ii) the portion of any Straddle Period that ends as of the end of the Closing Date.

Proceeding: any action, arbitration, mediation, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, judicial, or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

Proposed Closing Balance Sheet: as defined in Section 1.3(c)(i).

Proposed Closing Statement: as defined in Section 1.3(c)(i).

Purchase Price: as defined in Section 1.3(a).

Purchaser: as defined in the preamble.

Purchaser Indemnified Parties: as defined in Section 7.2(a).

Real Property Leases: as defined in Section 2.8(a).

Restricted Person: as defined in Section 4.11(a).

Securities Act: as defined in Section 3.6.

Seller: as defined in the preamble.

Seller Employees: as defined in Section 4.8.

Seller Indemnified Parties: as defined in Section 7.2(b).

Seller’s Marks: as defined in Section 4.7.

Shares: as defined in the recitals.

Stand-Alone Plan: as defined in Section 2.10(a).

Straddle Period: as defined in Section 4.3(c).

Subsidiary: with respect to any Person (for purposes of this definition, the “Parent”), any other Person (other than a natural person), whether incorporated or unincorporated, of which the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned or controlled by the Parent.

Target Working Capital: $8,860,000.

Tax Dispute Accountants: as defined in Section 4.3(h).

Tax Representations: as defined in Section 7.1.

Tax Return: any report, return, declaration, claim for refund, information return, or statement or other written information relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof. The Tax Returns of an Affiliated Group will include any such Tax Returns filed on a consolidated, combined or unitary basis.

Taxes: any federal, state, local or non-U.S. income, franchise, profits, alternative or add-on minimum, gross income, gross receipts, gross margin, margin, windfall profits, severance, real property, personal property, escheat, unclaimed property, production, sales, use, stamp, occupation, premium, environmental, transfer, registration, gains, license, excise, employment, payroll, withholding, social security (or similar), unemployment, disability, minimum, transfer, goods and services, value added, estimated or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, whether disputed or not, together with any interest or any penalty, or additional amount imposed thereon by any Governmental Authority and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

Threshold: as defined in Section 7.2(a)(E).

Transaction Expenses: as defined in Section 1.3(a)(v).

Transition Services Agreement: as defined in Section 1.2(f).

WARN Act: as defined in Section 5.4.

Working Capital: the current assets of the Company minus the current liabilities of the Company as calculated in accordance with GAAP as applied in the preparation of the Annual Financial Statements; provided, however, that Working Capital shall not include any Cash, Debt, Transaction Expenses or any amounts with respect to Taxes.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Modification; Waiver. This Agreement may be amended or modified only by a written instrument executed by each of the parties hereto. Any of the terms and conditions of this Agreement may be waived in writing at any time by the party entitled to the benefits thereof. To the extent any amendment, modification, or supplement to this Section 9.1, Section 9.10, Section 9.15, Section 9.16 or Section 9.21 is sought that is adverse to the rights of the Financing Sources contained in such Sections, the prior written consent of the Financing Sources shall be required before such amendment, modification or supplement is rendered or effective.

Section 9.2 Entire Agreement. This Agreement, including the Schedules hereto (which are hereby incorporated by reference and made a part hereof), and any other agreements or instruments to be delivered pursuant hereto, when executed and delivered, constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, oral or written, express or implied, between the parties hereto and their respective Affiliates, representatives and agents in respect of the subject matter hereof, except that this Agreement and any other agreements or instruments to be delivered pursuant hereto do not supersede the Confidentiality Agreement, the terms and conditions of which the parties hereto expressly reaffirm.

Section 9.3 Certain Limitations. It is the explicit intent and understanding of each of the parties hereto that neither party nor any of its Affiliates, representatives or agents is making any representation or warranty whatsoever, oral or written, express or implied, other than those set forth in Articles II and III and in the certificates delivered pursuant to Sections 6.3(b) and 6.4(b) and neither party is relying on any statement, representation or warranty, oral or written, express or implied, made by the other party or such other party’s Affiliates, representatives or agents (including with respect to any estimates, projections, forecasts, budgets or other forward-looking information delivered or made available to the Purchaser or its representatives), except for the representations and warranties set forth in such Articles. The parties agree that this is an arm’s length transaction in which the parties’ undertakings and obligations are limited to the performance of their obligations under this Agreement and any other agreements or instruments to be delivered pursuant hereto. The Purchaser acknowledges that it is a sophisticated investor, that it has undertaken a full investigation of the business of the Company, and that it has only a contractual relationship with the Seller, based solely on the terms of this Agreement, any other agreements or instruments to be delivered pursuant hereto and the Confidentiality Agreement, and that there is no special relationship of trust or reliance between the Purchaser and the Seller. The parties have participated jointly in the negotiating and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation shall arise, this Agreement shall be construed as if drafted jointly and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 9.4 Termination.

(a) This Agreement may be terminated:

(i) at any time prior to the Closing Date by mutual written consent of the Purchaser and the Seller;

(ii) by the Purchaser or the Seller, by written notice to the other party, if the Closing shall not have taken place on or before October 7, 2014 (the “End Date”), or such later date as the parties may have agreed to in writing, provided, however, that the right to terminate this Agreement under this clause (ii) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or prior to End Date;

(iii) by the Purchaser (if Purchaser is not then in material breach of any provision of this Agreement) in the event (i) of any material breach by the Company or the Seller of any of the Company’s or the Seller’s agreements, representations or warranties contained herein and the failure of the Company and the Seller to cure such breach within 30 days after receipt of written notice from Purchaser requesting such breach to be cured; or (ii) that satisfaction of any of the conditions in Section 6.4 on or prior to the End Date is or becomes impossible (other than through the failure of Purchaser to comply with its obligations under this Agreement) and Purchaser has not waived such condition(s);

(iv) by the Seller (if Seller is not then in material breach of any provision of this Agreement) in the event (i) of any material breach by the Purchaser of any of the Purchaser’s agreements, representations or warranties contained herein and the failure of the Purchaser to cure such breach within 30 days after receipt of written notice from Seller requesting such breach to be cured; or (ii) that satisfaction of any of the conditions in Section 6.3 on or prior to the End Date is or becomes impossible (other than through the failure of either the Company or the Seller to comply with its obligations under this Agreement) and Seller has not waived such condition(s); or

(v) by Purchaser or the Seller if there shall be in effect a final, non-appealable order of a court of competent jurisdiction precluding consummation of the transactions contemplated by this Agreement; provided, however, that the right to terminate this Agreement under this clause (v) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the cause of or resulted in the imposition of such order.

(b) If this Agreement is terminated as provided in Section 9.4(a),

(i) the transactions contemplated by this Agreement shall be terminated without further action by either party;

(ii) the Purchaser shall return to the Seller all documents and other materials received from the Seller, its Affiliates, the Company or their respective agents (including all copies of or materials developed from any such documents or other materials) relating to the transactions contemplated hereby, whether obtained before or after the execution hereof; and

(iii) all confidential information received by the Purchaser with respect to the Seller and its Affiliates shall be otherwise treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

(c) If this Agreement is terminated as provided in Section 9.4(a), this Agreement shall become null and void and of no further force or effect, except for (i) the Confidentiality Agreement and (ii) Section 4.4 (relating to publicity) and this Article IX (other than Sections 9.6 (further actions) and 9.7 (post-closing access)). Nothing in this Section 9.4 shall be deemed to release either party from any liability for any material breach by such party of the terms and provisions of this Agreement or to impair the right of either party to compel specific performance by the other party of its obligations under this Agreement pursuant to Section 9.17.

(d) If this Agreement is terminated pursuant to clause (i), (ii), (iii) or (v) of Section 9.4(a) the Seller shall promptly (and in any event within 5 days) pay the Deposit to the Purchaser by wire transfer of immediately available funds.

(e) If this Agreement is terminated pursuant to clause (iv) of Section 9.4(a) the Seller shall be entitled to retain the Deposit.

Section 9.5 Expenses. Except as expressly provided herein, whether or not the transactions contemplated herein shall be consummated, each party shall pay its own expenses, costs and fees incident to the preparation and performance of this Agreement, provided that the Purchaser shall be responsible for all filing fees in connection with any filings with Governmental Authorities required to consummate the transactions contemplated by this Agreement.

Section 9.6 Further Actions. Each party shall execute and deliver such certificates and other documents and take such other actions as may reasonably be requested by the other party in order to consummate or implement the transactions contemplated hereby.

Section 9.7 Post-Closing Access. In connection with any matter relating to or including any period prior to, or any period ending on, the Closing, the Purchaser shall, upon the request and at the expense of the Seller, provide the Seller and its representatives with full access at all reasonable times during normal business hours to the properties, books and records of the Company and furnish for inspection such information and documents in its possession relating to the Company as the Seller may reasonably request. The Purchaser shall, and shall cause the Company to, execute such documents as the Seller may reasonably request to enable the Seller to file any required reports or Tax Returns relating to the Company. The Purchaser shall not dispose of such books and records during the ten-year period beginning with the Closing Date without the Seller’s consent, which shall not be unreasonably withheld. Following the expiration of such ten-year period, the Purchaser may dispose of such books and records at any time upon giving 60 days’ prior written notice to the Seller, unless the Seller agrees to take possession of such books and records within 60 days at no expense to the Purchaser.

Section 9.8 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if: (a) delivered personally, (b) sent by registered or certified mail in the United States, return receipt requested, or (c) sent by reputable overnight air courier (such as DHL, Federal Express or UPS), as follows:

if to the Seller or Freeport Minerals:

Climax Engineered Materials, LLC or Freeport Minerals Corporation

c/o Freeport-McMoRan Inc.

333 North Central Avenue

Phoenix, Arizona 85004-2189

Attention: Taylor Melvin, Director – Finance and Business Development

with copies to:

Jones Walker LLP

8555 United Plaza Boulevard

Baton Rouge, Louisiana 70809

Attention: Dionne M. Rousseau

and

Jones Walker LLP

333 North Central Avenue

Phoenix, Arizona 85004-2306

Attention: Monique A. Cenac

if to the Purchaser or Dynacast:

Dynacast LLC or Dynacast International Inc.

14045 Ballantyne Corporate Place

Suite 300

Charlotte, North Carolina 28277

Attention: Simon Newman

with a copy to:

Hunton & Williams LLP

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, Virginia 23219

Attention: Douglas S. Granger

or to such other address or to such other Person as either party hereto shall have last designated by notice to the other party.

All such notices, requests, demands and other communications shall be deemed to have been received (w) if by personal delivery, on the next Business Day after such delivery, (x) if by registered or certified mail in the United States return receipt requested, on the seventh Business Day after the mailing thereof, or (y) if by reputable overnight air courier, on the next Business Day after the mailing thereof.

Section 9.9 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but shall not be assignable, by operation of law or otherwise, by either party hereto without the prior written consent of the other party and any purported assignment or other transfer without such consent shall be void and unenforceable.

Section 9.10 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any Person that is not a party or a successor or permitted assignee of a party to this Agreement; provided, that the Financing Sources shall be express third party beneficiaries of and shall be entitled to rely upon Section 9.1, this Section 9.10, Section 9.15(d), Section 9.16 and Section 9.21 and each Financing Source may enforce such provisions.

Section 9.11 Counterparts. This Agreement may be executed in counterparts, each of which shall constitute one and the same instrument.

Section 9.12 Interpretation. The Section headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision hereof. Any references to Sections or Schedules in this Agreement shall refer to Sections of and Schedules to this Agreement unless otherwise indicated. The disclosure of any matter in the Schedules hereto shall not be deemed to constitute an admission by the Seller or the Purchaser, or to otherwise imply, that any such matter is material for the purposes of this Agreement. The disclosure of any matter in the Schedules hereto is not to be treated as constituting or implying any representation, warranty, assurance or undertaking by the Seller not expressly set out in the Agreement, nor to be treated as adding to or extending the scope of any of the Seller’s representations and warranties in the Agreement. Whenever the words “includes” or “including” are used in this Agreement they are deemed to be followed by the words “without limitation”.

Section 9.13 Severability. If any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provision invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative or unenforceable to any extent whatsoever. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 9.14 Governing Law. This Agreement shall be construed, performed and enforced in accordance with the Laws of the State of Delaware without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

Section 9.15 Consent to Jurisdiction.

(a) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court or Federal court of the United States of America sitting in Delaware, and any appellate court thereof, in any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such Delaware State court or, to the extent permitted by Law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any Delaware State or Federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.8. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(d) Notwithstanding the foregoing, each of Seller and Freeport Minerals agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Commitment Letter or the credit agreement amendment referenced therein or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

Section 9.16 Waiver of Punitive and Other Damages and Jury Trial.

(a) THE PARTIES TO THIS AGREEMENT EXPRESSLY WAIVE AND FOREGO ANY RIGHT TO RECOVER PUNITIVE, EXEMPLARY, CONSEQUENTIAL OR SIMILAR DAMAGES (EXCEPT TO THE EXTENT INCLUDED IN A THIRD PARTY CLAIM THAT IS SUBJECT TO INDEMNIFICATION IN THIS AGREEMENT) IN ANY ARBITRATION, LAWSUIT, LITIGATION OR PROCEEDING ARISING OUT OF OR RESULTING FROM ANY CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE COMMITMENT LETTER, OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING THE FINANCING.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR CLAIM WHICH MAY ARISE OUT OF OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING THE FINANCING.

(c) EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.16.

Section 9.17 Specific Performance.

Each of the parties hereto acknowledges and agrees that, in the event of any breach of this Agreement, the non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto (i) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement in accordance with any action instituted in accordance with Section 9.15 and (ii) will waive, in any action for specific performance, the defense of the adequacy of a remedy at Law.

Section 9.18 Seller’s Retention of Attorney-client Privilege; Retention of Counsel.

(a) The parties understand and agree that the Seller and the Company have been represented by Jones Walker LLP in connection with the transactions contemplated by this Agreement (the “Engagement”). The parties agree that the Seller shall retain ownership and control of the attorney-client privilege with respect to the Engagement. Only the Seller shall have the right to control, assert and waive the attorney-client privilege with respect to any communications at any time between or among the Seller and/or the Company, on the one hand, and Jones Walker LLP, on the other hand, relating to the Engagement. Immediately prior to the Closing, all documents and communications generated and maintained by the Seller, the Company and Jones Walker LLP in connection with the Engagement shall become the exclusive property of the Seller, notwithstanding that it may inadvertently come into the possession of the Purchaser and/or the Company. Prior to Closing, the Seller shall be entitled to remove documents and communications subject to the attorney-client privilege with respect to the Engagement from the Company’s records.

(b) The Seller shall be entitled to retain and be represented by Jones Walker LLP as its counsel in any dispute between the Purchaser or the Company (or their Affiliates), on the one hand, and the Seller (or its Affiliates), on the other hand, arising from or related to the transactions contemplated by this Agreement, notwithstanding Jones Walker LLP’s prior representation of the Company and notwithstanding that the interests of the Seller, on the one hand, and the Purchaser or the Company, on the other hand, could be directly adverse to one another. The Purchaser and the Company (and each of their Affiliates) agree to waive and not to assert any conflict of interest or ethical conflict arising out of or relating to the representation after the Closing of the Seller (or its Affiliates) by Jones Walker LLP in any litigation, arbitration, mediation or other dispute resolution mechanism arising from or relating to the transactions contemplated by this Agreement.

(c) Nothing in this Agreement shall be deemed to be a waiver of any applicable attorney-client privilege. The parties have each undertaken reasonable efforts to prevent the disclosure of confidential or attorney-client privileged information. Notwithstanding those efforts, the consummation of the transactions contemplated by this Agreement may result in the inadvertent disclosure of information that may be confidential and/or subject to a claim of privilege, and any such disclosure will not prejudice or otherwise constitute a waiver of any claim of privilege. The parties shall use reasonable best efforts to return promptly any inadvertently disclosed information to the appropriate party upon becoming aware of its existence.

Section 9.19 Dynacast Guarantee of the Purchaser’s Obligations. Dynacast hereby irrevocably and unconditionally agrees to be jointly and severally liable for the full, complete, and timely performance by the Purchaser of all of the Purchaser’s obligations hereunder, including those contained in Section 1.3, Section 1.4 and Article VII.

Section 9.20 Freeport Minerals Guarantee of the Seller’s Obligations. Freeport Minerals hereby irrevocably and unconditionally agrees to be jointly and severally liable for the full, complete, and timely performance by the Seller of all of the Seller’s obligations hereunder, including those contained in Section 1.3 and Article VII.

Section 9.21 Non-Recourse. The Purchaser has delivered to the Seller an executed debt commitment letter, dated as of the date of this Agreement, relating to, among other things, debt financing to be provided to the Purchaser and its Affiliates in connection with the transactions contemplated by this Agreement, and referencing, among other things, an amendment to a credit agreement of the Purchaser and/or its Affiliates (the “Commitment Letter”). Subject to the rights of the Purchaser and its Affiliates under the Commitment Letter or the credit agreement amendment referenced therein, in each case under the terms thereof, none of the financing sources party to the Commitment Letter (including any joinder agreement related thereto) or any of their respective Affiliates and their and their respective Affiliates’ former or current stockholders, partners, members, controlling parties, Affiliates, directors, officers, employees, agents and representatives, nor any of their respective successors and assigns (collectively, the “Financing Sources”) shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim (whether in contract, tort or otherwise) based on, in respect of, or by reason of (or in any way relating to), the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Commitment Letter, the transactions contemplated thereby or the performance thereof and the parties hereto agree not to assert any such claim or bring any action, suit or proceeding in connection with any such claim against any Financing Source.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

CLIMAX ENGINEERED MATERIALS, LLC
By:	Climax Molybdenum Company, its manager

	By:	/s/ David H. Thornton
Name: David H. Thornton
Title: President

Address: 333 North Central Avenue
Phoenix, Arizona 85004-2189

FREEPORT MINERALS CORPORATION

By:	/s/ Kathleen L. Quirk
	Name:	Kathleen L. Quirk
	Title:	Executive Vice President, Treasurer

Address: 333 North Central Avenue
Phoenix, Arizona 85004-2189

DYNACAST LLC

By:	/s/ Adrian D. Murphy
Name: Adrian D. Murphy
Title: Executive Vice President, CFO

Address: 14045 Ballantyne Corporate Place
Suite 300, Charlotte, North Carolina 28277

DYNACAST INTERNATIONAL INC.

By:	/s/ Adrian D. Murphy
Name: Adrian D. Murphy
Title: Executive Vice President, CFO

Address: 14045 Ballantyne Corporate Place
Suite 300, Charlotte, North Carolina 28277